Exhibit 99.3
Management’s Discussion and Analysis
February 22, 2024

Teck 2023 Management’s Discussion and Analysis

Management’s Discussion and Analysis
Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on copper, zinc and steelmaking coal, with an increasing focus on the development of an industry-leading portfolio of copper and zinc development projects. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are an important producer of copper, one of the world’s largest producers of mined zinc and the world’s second-largest seaborne exporter of steelmaking coal. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and nickel.

This Management’s Discussion and Analysis of our results of operations is prepared as at February 22, 2024 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2023. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2023 audited annual consolidated financial statements that are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards). In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, that are not measures recognized under IFRS Accounting Standards and that do not have a standardized meaning prescribed by IFRS Accounting Standards. See “Use of Non-GAAP Financial Measures and Ratios” on page 71 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS Accounting Standards.

This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading “Cautionary Statement on Forward-Looking Statements” on page 82, which forms part of this Management’s Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck’s profile at www.sedarplus.ca (SEDAR+), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Teck 2023 Management’s Discussion and Analysis

Business Unit Results
The following table shows a summary of our production of our major commodities for the last five years and estimated production for 2024.

Five-Year Production Record and Our Estimated Production in 2024

Principal Products		2019	2020	2021	2022	2023	2024 estimate[2]

Copper[1]	thousand tonnes	297	276	287	270	296	503

Zinc
Contained in concentrate[1]	thousand tonnes	640	587	607	650	644	598
Refined	thousand tonnes	287	305	279	249	267	283

Steelmaking coal	million tonnes	25.7	21.1	24.6	21.5	23.7	25.0

Notes:
1.We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.
2.Production estimates for 2024 represent the midpoint of our production guidance range.

Teck 2023 Management’s Discussion and Analysis

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$
	2023	% chg	2022	% chg	2021
Copper (LME cash — $/pound)	$3.85	-4%	$3.99	-6%	$4.23
Zinc (LME cash — $/pound)	1.20	-24%	1.58	+16%	1.36
Steelmaking coal (realized — $/tonne)	263	-26%	355	+70%	209
Exchange rate (Bank of Canada)
US$1 = CAD$	1.35	+4%	1.30	+4%	1.25
CAD$1 = US$	0.74	-4%	0.77	-4%	0.80

Our revenue, gross profit and gross profit before depreciation and amortization, by business unit, for the past three years are summarized in the following table.

	Revenue			Gross Profit			Gross Profit Before Depreciation and Amortization[1]
($ in millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Copper	$3,425	$3,381	$3,452	$712	$1,399	$1,741	$1,265	$1,837	$2,126
Zinc	3,051	3,526	3,063	400	771	688	708	1,044	918
Steelmaking coal	8,535	10,409	6,251	4,031	6,401	2,785	5,101	7,364	3,657
Total	$15,011	$17,316	$12,766	$5,143	$8,571	$5,214	$7,074	$10,245	$6,701
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

Copper
In 2023, we produced 296,500 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Carmen de Andacollo and Quebrada Blanca operations in Chile.

In 2023, our copper business unit accounted for 23% of our revenue and 14% of our gross profit.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]
($ in millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Highland Valley Copper	$1,125	$1,454	$1,440	$237	$580	$721	$391	$738	$883
Antamina	1,296	1,423	1,383	657	818	828	899	1,021	992
Carmen de Andacollo	409	399	493	(32)	2	153	44	73	209
Quebrada Blanca	595	105	136	(142)	2	39	(61)	8	42
Other	—	—	—	(8)	(3)	—	(8)	(3)	—
Total	$3,425	$3,381	$3,452	$712	$1,399	$1,741	$1,265	$1,837	$2,126
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

	Production[1]			Sales[1]
(thousand tonnes)	2023	2022	2021	2023	2022	2021
Highland Valley Copper	99	119	131	98	127	124
Antamina	95	102	100	95	101	99
Carmen de Andacollo	39	39	45	41	39	45
Quebrada Blanca	63	10	11	57	9	12
Total	296	270	287	291	276	280

Note:
1.We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.
Operations
Highland Valley Copper
Highland Valley Copper Operations is located in south-central B.C. Gross profit was $237 million in 2023, compared with $580 million in 2022 and $721 million in 2021. Gross profit in 2023 decreased from 2022 primarily due to a 23% decline in sales volumes as result of lower production volumes, and partly due to lower copper prices and higher maintenance costs.

Highland Valley Copper’s 2023 copper production decreased to 98,800 tonnes compared with 119,100 tonnes produced in 2022. The lower production in 2023 was primarily a result of lower copper grades and harder ore, both as expected in the mine plan, as well as unplanned mill maintenance and a localized geotechnical event in the Valley pit in the third quarter of 2023.

Teck 2023 Management’s Discussion and Analysis

Copper production in 2024 is anticipated to be between 112,000 and 125,000 tonnes, with a relatively even distribution throughout the year. Copper production is expected to be between 140,000 and 160,000 tonnes in 2025, 130,000 and 150,000 tonnes in 2026, and 120,000 and 140,000 tonnes in 2027. Molybdenum production in 2024 is expected to be between 1,300 and 1,600 tonnes, with production expected to be between 1,800 and 2,300 tonnes in 2025, 2,300 and 2,800 tonnes in 2026, and 2,700 and 3,200 tonnes in 2027.

Antamina
We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Our share of gross profit in 2023 was $657 million compared with $818 million in 2022 and $828 million in 2021. Gross profit in 2023 was lower than 2022 as a result of lower copper and zinc prices, as well as lower copper production per the mine plan.

On a 100% basis, Antamina’s copper production in 2023 decreased to 423,500 tonnes compared to 454,800 tonnes in 2022 primarily due to lower grades, which was expected in the mine plan. Zinc production in 2023 increased to 463,100 tonnes from 433,000 tonnes produced in 2022 as a result of processing a greater amount of copper-zinc ore in the year. Molybdenum production in 2023 was 3,500 tonnes, which was 13% higher than in 2022.

In 2022, Antamina submitted a MEIA (Modification of Environmental Impact Assessment) to Peruvian regulators to extend its mine life from 2028 to 2036. Approval of the MEIA was received on February 14, 2024. Teck's share of the capital cost is expected to be US$450 million and spread over eight years.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A. to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2023, approximately 2.2 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 27.1 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2023.

Our 22.5% share of 2024 production at Antamina is expected to be in the range of 85,000 to 95,000 tonnes of copper, 45,000 to 60,000 tonnes of zinc, and 1,200 to 1,500 tonnes of molybdenum. Our share of annual copper production is expected to be between 80,000 and 90,000 tonnes in 2025, 90,000 and 100,000 tonnes in 2026, and 85,000 and 95,000 tonnes in 2027. Our share of zinc production is expected to average between 95,000 and 105,000 tonnes in 2025, 55,000 and 65,000 tonnes in 2026, and 35,000 and 45,000 tonnes in 2027. The decrease in the latter years is in line with the long-term mine plan. Our share of annual molybdenum production is expected to be between 700 and 1,000 tonnes in 2025 and 2026, and between 900 and 1,200 tonnes in 2027.

Teck 2023 Management’s Discussion and Analysis

Carmen de Andacollo
We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Carmen de Andacollo incurred a gross loss of $32 million in 2023 compared to gross profit of $2 million in 2022 and a gross profit of $153 million in 2021. The gross loss in 2023 was primarily due to higher operating costs and a decline in copper prices as compared with 2022.

Carmen de Andacollo produced 39,500 tonnes of copper contained in concentrate in 2023 compared with 38,600 tonnes in 2022. Despite strong mining performance, tonnes milled were lower due to water restrictions, due to extreme drought, in the latter part of 2023. Steps are being taken to mitigate these water restriction risks, with a solution likely to be in place in 2025. Gold production of 23,400 ounces in 2023 was lower than the 25,900 ounces produced in 2022, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Carmen de Andacollo’s production in 2024 is expected to be in the range of 38,000 to 45,000 tonnes of copper. Annual copper in concentrate production is expected to be between 50,000 and 60,000 tonnes in 2025 and 2026 and between 45,000 and 55,000 tonnes in 2027.

Quebrada Blanca
Quebrada Blanca is located in the Tarapacá Region of northern Chile. We have a 60% indirect interest in Compañía Minera Quebrada Blanca S.A. (QBSA). A 30% interest is owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% is owned by ENAMI. ENAMI’s 10% preference share interest in QBSA does not require ENAMI to fund capital spending.

Quebrada Blanca’s gross loss in 2023 was $142 million compared with gross profit of $2 million in 2022 and a gross profit of $39 million in 2021. The gross loss in 2023 was primarily due to elevated operating costs while ramping up our concentrate operations.

Quebrada Blanca (QB) produced 55,500 tonnes of copper in concentrate and 7,200 tonnes of copper cathode in 2023, compared to 9,600 tonnes of copper cathode in 2022. A major milestone was achieved in 2023 with bringing the QB2 project online and reaching near design throughput capacity by the end of the year. Production of copper in concentrate for the year was impacted by a delay in construction. Copper cathode was lower than 2022 as a result of the winding down of the cathode operation.

Construction of the molybdenum plant was substantially complete by the end of 2023 and commissioning is underway. Ramp-up of the molybdenum plant is expected to be completed in the second quarter of 2024. Additionally, all in-water works at the port have been successfully concluded, and we remain on track to finalize the construction of the offshore facilities at the port by the end of the first quarter of 2024.

Teck 2023 Management’s Discussion and Analysis

We expect copper in concentrate production from QB in 2024 to be between 230,000 and 275,000 tonnes, and between 280,000 and 310,000 tonnes per year for 2025 to 2027. Molybdenum production is expected to be between 5,000 and 6,400 tonnes in 2025, 6,400 and 7,600 tonnes in 2026, and 7,000 and 8,000 tonnes in 2027.
Copper Growth Projects
We continue to actively advance our industry-leading copper growth portfolio. The approach is driven by balancing growth and return of capital, value-focused asset de-risking, optimization of funding sources, and prioritization and sequencing of capital investments. Part of our copper growth strategy is continuing to advance copper projects. Together with our partners, Teck is advancing eight significant copper-dominant base metals assets. This includes progressing near-term project, permitting and commercial milestones. This will position Teck with high-quality development options to maximize value from copper demand beyond the ramp-up of our newly expanded QB Operations and our ongoing core copper-producing operations. The copper growth portfolio consists of Highland Valley Copper Mine Life Extension (HVC Mine Life Extension, formerly HVC 2040), Zafranal, San Nicolás, NewRange Copper Nickel (formerly Mesaba and NorthMet), Quebrada Blanca Asset Expansion (QB Asset Expansion, replacing QBME), Galore Creek, Schaft Creek and NuevaUnión. All assets are located in jurisdictions where we have experience conducting detailed studies, advancing permitting activities, developing strong community and stakeholder relationships, and with operating mines (except for Mexico) in a productive, sustainable and safe manner.

We continue to advance the HVC Mine Life Extension project to extend the life of the operation to at least 2040 through open pit pushbacks of our Valley, Lornex, Highmont and Bethlehem pits and modest concentrator upgrades, which are expected to increase overall throughput by up to 10%. In October 2023, the HVC Mine Life Extension project completed a feasibility study and submitted an environmental assessment application to the provincial regulator. Work in 2024 will progress engineering and design, construction planning, and permitting-related social and environmental activities for a possible sanction decision in 2025.

A major milestone in 2023 for the Zafranal copper-gold project located in the Arequipa Region of Peru was receipt of the Social and Environmental Impact Assessment (SEIA) permit from the regulator in May 2023. Work in 2024 will be focused on completing an update of the feasibility study capital and operating cost estimates, as well as initiating detailed engineering study work in support of a potential project sanction decision in 2025. The team will continue to work to meet the project’s community commitments and key stakeholder engagement activities in the areas of health, capacity building, cultural heritage resource management and water.

We continued to progress a feasibility study at the San Nicolás copper-zinc project located in Zacatecas State, Mexico, in 2023, with the intention to initiate detailed engineering and further optimization work later in 2024, and plan to be complete in 2025. Project approval would be expected to follow, subject to receipt of permits and the results of the feasibility study. We closed the transaction to create a 50/50 joint venture partnership with Agnico Eagle in Minas de San Nicolás in April 2023. In January 2024, San Nicolás submitted

Teck 2023 Management’s Discussion and Analysis

its application for an Environmental Impact Assessment permit, which is an important milestone in advancing the development of the San Nicolás project.

In February 2023, Teck and PolyMet Mining Corp. (PolyMet) formed a 50/50 joint venture, NewRange Copper Nickel LLC (NewRange), to advance PolyMet’s NorthMet project and our Mesaba mineral deposit. In November 2023, Glencore became our full 50/50 partner in NewRange following its acquisition of PolyMet. Planned work activities in 2024 for the NorthMet project will be initiating a prefeasibility study, including updated capital and operating cost estimates, advancing salvage and demolition work on the expansive brownfield site, and working to secure updated development permits by working collaboratively with local tribal groups, community stakeholders, state and federal permitting agencies, regulators and critical mineral policy-makers. For the Mesaba deposit, baseline social and environmental studies and select technical studies, with input from communities of interest, local and regional tribal groups, and regulators and permitting agencies, will continue in 2024 to support the initiation of a prefeasibility study in 2025.

We progressed engineering studies at the QBME project in 2023; however, a decision was made to withdraw the permit application in October, following feedback from regulators and in order to reassess the project and leverage the operating performance of the QB2 project. The QBME project work will be incorporated into a broader QB Asset Expansion study that will continue into 2024 and will evaluate opportunities to develop the vast Quebrada Blanca resource, incorporating lessons learned from QB2 as well as feedback from regulators.

At the Galore Creek copper-gold-silver project located in Tahltan Territory in northwest B.C., we and our partner, Newmont Corporation (Newmont), decided to extend the prefeasibility study work into 2024 to complete additional value engineering for the project, with target completion in the fourth quarter of 2024. The Tahltan Central Government (TCG) signed a consent-based agreement with the Province of B.C. in November 2023 for joint assessment of the Galore Creek project, which is an important positive development. Social and environmental baseline studies, in collaboration with the TCG, will continue in 2024 to support preparation of an updated Initial Project Description, which is a key step in re-permitting this world-class copper-gold resource.

At Schaft Creek, also located in Tahltan Territory in northwest B.C., we are investing additional resources to progress environmental and social baseline field studies, and focused design and engineering data collection fieldwork. This includes resource modelling, geometallurgical and geotechnical studies, mining and mineral processing studies, siting studies, and capital and operating cost estimates, in support of advancing Schaft Creek towards a prefeasibility study in the fourth quarter of 2024.

Teck and Newmont each have a 50% interest in Compañía Minera NuevaUnión S.A., which owns the Relincho and La Fortuna deposits in the Huasco Province in the Atacama Region of Chile. Work in 2024 will be focused on establishing a cost-effective path forward for the development of this world-class copper-molybdenum and copper-gold resource in a manner acceptable to the partners, communities of interest, key stakeholders and regulators.

Teck 2023 Management’s Discussion and Analysis

Markets
Copper prices on the London Metal Exchange (LME) averaged US$3.85 per pound in 2023, down 3.6% from an average of US$3.99 per pound in 2022.

Copper stocks on the LME were up 78,375 tonnes during the year, ending 2023 at 167,300 tonnes, while copper stocks on the Shanghai Futures Exchange (SHFE) fell by 55.4% from 69,300 tonnes to only 30,900 tonnes, some of the lowest levels since 2009. COMEX warehouse stocks fell 56.7% to 13,400 tonnes, and commercial stocks in bonded warehouses in China fell 85.2% to 8,100 tonnes in 2023. Combined stocks decreased 9.9% or 24,000 tonnes during 2023 and ended the year at 219,675 tonnes. Exchange stocks ended the year again near historic lows for the third straight year at 3.0 days of global consumption. Total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 17.5 days of global consumption, versus the 25-year average of 29.2 days.

In 2023, global copper mine production increased 1.3%, according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 22.4 million tonnes. Global mine production has increased at an average of 1.5% annually since 2016. Wood Mackenzie is forecasting a 3.9% increase in global mine production in 2024 to 23.3 million tonnes. This is 1.1 million tonnes lower than their forecast of 24.4 million tonnes for 2024 at this time last year, due to higher-than-normal production disruptions. Chinese imports of copper concentrates increased by 9.0% in 2023 to reach over 7.0 million tonnes of contained copper.

Copper scrap availability increased in 2023 due to stronger prices in the first half of the year. Scrap and unrefined copper metal imports into China, including blister and anode, were flat over the same time last year, increasing only 8,000 tonnes year over year in 2023, following a 29% increase in 2022. Refined cathode imports in 2023 decreased by 6.0% to 3.2 million tonnes. Despite reports of weak copper demand in China, net contained copper unit imports were up 2.7% or 0.3 million tonnes from 2022 levels to 13.0 million tonnes, while reported cathode stocks in China fell by 0.1 million tonnes. With the increase in refined production in China, Wood Mackenzie estimates that apparent refined copper consumption grew in China by 6.8% in 2023.

Wood Mackenzie estimates global refined copper production grew 1.6% in 2023, below the 2.7% increase in global copper cathode demand. Wood Mackenzie is projecting that refined production will increase by 3.5% in 2024, reaching 26.7 million tonnes, with demand increasing 3.6% to 26.8 million tonnes, keeping the market in deficit for a second straight year. The projected deficit in 2024 is 0.1 million tonnes, which is 0.7 million tonnes lower than Wood Mackenzie's forecast a year ago. Disruptions to forecast mine production reached their highest levels in 2023, with estimates of a 6.7% loss to guided production in 2023. Demand continues to increase as governments and corporations expand decarbonization efforts, and supply continues to face challenges going into 2024. While consumer demand is likely to remain under pressure in early 2024, stimulus and decarbonization spending continue to support the markets in North America and Asia.

Teck 2023 Management’s Discussion and Analysis

Outlook
Our 2024 annual guidance outlined below is unchanged from our previously disclosed guidance.

Total copper production in 2024 is expected to significantly increase to between 465,000 and 540,000 tonnes, compared to the 296,500 tonnes produced in 2023, as we expect increased production at QB and Highland Valley Copper.

Copper net cash unit costs1 after by-product credits, including QB, are expected to be between US$1.85 and US$2.25 per pound in 2024. This is higher than our 2023 costs as a result of incorporating QB costs that are elevated in 2024, especially in the first half of 2024, and of ongoing inflationary impacts on the cost of certain key supplies including mining equipment, tires, labour and contractors persisting into 2024 and now embedded in our key supply contracts. Elevated QB net cash unit costs1 are driven by alternative logistics costs required due to the delay in port construction, no molybdenum production in the first quarter and lower production in 2024 as we ramp up to full production. In addition, compared to previous year's guidance, QB has experienced inflationary pressures, including increased pass-through costs from the Chilean energy grid regulator. Once QB is at a steady state of operation, we will provide additional unit cost guidance.

Our previously disclosed QB2 project capital cost guidance is unchanged at US$8.6 - $8.8 billion, with US$500 to US$700 million expected to be spent in 2024.

Copper production, per the mine plans and with QB operating at designed throughput, is expected to be between 550,000 and 620,000 tonnes in 2025, 550,000 and 620,000 tonnes in 2026, and 530,000 and 600,000 tonnes in 2027.
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

Zinc
We are one of the world’s largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world’s largest integrated zinc and lead smelting and refining operations. In 2023, we produced 644,000 tonnes of zinc in concentrate, while our Trail Operations produced 266,600 tonnes of refined zinc.

In 2023, our zinc business unit accounted for 20% of revenue and 8% of our gross profit.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]
($ in millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Red Dog	$1,596	$2,111	$1,567	$408	$862	$678	$611	$1,060	$822
Trail Operations	1,992	2,059	1,997	(2)	(93)	(2)	103	(18)	84
Other	6	11	10	(6)	2	12	(6)	2	12
Intra-segment	(543)	(655)	(511)	—	—	—	—	—	—
Total	$3,051	$3,526	$3,063	$400	$771	$688	$708	$1,044	$918
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

	Production			Sales
(thousand tonnes)	2023	2022	2021	2023	2022	2021
Refined zinc
Trail Operations	267	249	279	258	257	281

Contained in concentrate
Red Dog	540	553	503	553	578	446
Antamina[1]	104	97	104	107	97	103
Total	644	650	607	660	675	549
Note:
1.Co-product zinc production from our 22.5% interest in Antamina.

Operations
Red Dog
Our Red Dog Operations, located in northwest Alaska, is one of the world’s largest zinc mines. Gross profit in 2023 was $408 million compared with $862 million in 2022 and $678 million in 2021. The decrease in gross

Teck 2023 Management’s Discussion and Analysis

profit in 2023 compared with 2022 was primarily due to significantly lower zinc prices and increased operating costs, partly offset by lower royalty costs, which are tied to the profitability of Red Dog.

In 2023, zinc production at Red Dog was 539,800 tonnes compared with 553,100 tonnes produced in 2022. Production in 2023 was impacted by weather-related events in the first quarter and unplanned equipment failures during the year. Lead production in 2023 increased to 93,400 tonnes, compared with 79,500 tonnes produced in 2022, as a result of higher-grade ore, as expected in the mine plan.

Red Dog’s location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog’s sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

The 2023 Red Dog concentrate shipping season commenced on schedule on July 4, 2023, and was completed on October 31, 2023. A total of 1.2 million wet metric tonnes of zinc and lead concentrate, or 99% of planned volumes, was safely transloaded from our proprietary coastal barges onto 22 ships for delivery to our global customers.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 35% to 40% in October 2022. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 45% anticipated to occur in October 2027. The NANA royalty expense in 2023 was US$195 million compared with US$353 million in 2022. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

Red Dog’s production of contained metal in 2024 is expected to be in the range of 520,000 to 570,000 tonnes of zinc and 90,000 to 105,000 tonnes of lead. Zinc production is expected to be in the range of 460,000 to 510,000 tonnes in 2025, 410,000 to 460,000 tonnes in 2026, and 365,000 to 400,000 tonnes in 2027. The decrease reflects declining grades as we enter the later stages of the current mine life at Red Dog. Annual lead production is expected to be between 80,000 and 90,000 tonnes in 2025 and 2026, and 65,000 and 75,000 tonnes in 2027.

Teck 2023 Management’s Discussion and Analysis

Trail Operations
Our Trail Operations in southern B.C. produce refined zinc and lead, as well as a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations incurred a gross loss of $2 million in 2023 compared to a gross loss of $93 million in 2022 and a gross loss of $2 million in 2021. The reduced gross loss in 2023 is primarily due to higher zinc premiums and increased production levels for all primary products, as production in 2022 was impacted by planned major asset renewal maintenance shutdowns in both the zinc and lead circuits.

Refined zinc production in 2023 increased to 266,600 tonnes compared with 248,900 tonnes in 2022. Although refined zinc production in 2023 was not impacted by planned major maintenance, it was impacted by weather-related events in the first quarter, and concentrate supply issues in the third quarter and partly into the fourth quarter. Refined lead production in 2023 was 65,900 tonnes compared with 56,400 tonnes in 2022. Silver production was 10.6 million ounces in 2023 compared to 9.7 million ounces in 2022. The increase in both lead and silver production between 2023 and 2022 is attributable to the 2022 maintenance activities mentioned above, which reduced production in 2022.

Our recycling process treated 28,400 tonnes of material during the year, and we plan to treat about 24,500 tonnes in 2024. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

In 2024, we expect Trail Operations to produce between 275,000 and 290,000 tonnes of refined zinc. Refined zinc production from 2025 to 2027 is expected to be between 270,000 and 300,000 tonnes per year. Refined lead and silver production at Trail in 2024 will be impacted by the planned outage required for the KIVCET boiler replacement. Beyond 2024, production will fluctuate as a result of concentrate feed source optimization and required major maintenance.

Zinc Growth Projects
In the second quarter of 2022, we launched a zinc initiative focused on surfacing value from our high-quality portfolio of zinc projects. Similar to our approach to copper growth, we will methodically advance one significant growth project and several potential growth options with prudent investments to improve our understanding of each asset's potential and define development options and paths to value for each of the assets.

Our principal zinc growth project is located in the Red Dog District in Alaska, where we have several high-quality opportunities located between 10 and 20 kilometres from our existing Red Dog Operations. Our primary focus is on Aktigiruq, a significant mineralized system, with scoping-level studies continuing in 2024 on an underground mine, leveraging the existing mill and supporting facilities at Red Dog Operations.

Within the zinc growth portfolio, there are two primary opportunities, namely Teena and Cirque. Teena is a significant high-grade zinc-lead discovery made by Teck in 2013 that is located approximately 8 kilometres

Teck 2023 Management’s Discussion and Analysis

from Glencore’s McArthur River operation in the Northern Territory of Australia. We are advancing early-stage conceptual studies to assess the stand-alone development opportunity represented by this high-quality discovery, which is located in a world-class zinc district with access to established infrastructure.

In central B.C., Teck has a 50% interest in the Cirque joint venture with Korea Zinc Corp. The Cirque project is located in a long-established mineral district with recently improved road and rail infrastructure. This can provide ready access to market for the concentrate, including to our Trail smelting and refining operations. Our work at Cirque is focused on permitting and program definition, with potential drilling to start later in 2024.

Markets
Zinc prices on the London Metal Exchange (LME) averaged US$1.20 per pound during 2023, falling 23.9% from US$1.58 per pound in 2022.

Zinc stocks on the LME rose by 600% or 192,800 tonnes from historically low levels at the beginning of 2023, finishing the year at 224,825 tonnes. Stocks held on the Shanghai Futures Exchange (SHFE) rose only slightly by 800 tonnes while bonded stocks in China fell by 1,500 tonnes in 2023, finishing the year at a combined 22,000 tonnes, the lowest level since 2018. Total global exchange stocks remained well below historical levels, ending the year at 6.4 days of global consumption, compared to the 25-year average of 18.2 days. We estimate total reported global stocks, which include producer, consumer, merchant and terminal stocks, rose by approximately 188,500 tonnes in 2023 to just under 750,000 tonnes at year-end, representing an estimated 19.8 days of global demand, compared to the 25-year average of 33.0 days.

In 2023, global zinc mine production decreased 2.3% according to Wood Mackenzie, with total mine production falling to 12.5 million tonnes. This was significantly below Wood Mackenzie’s forecast a year ago for 2023 of 13.2 million tonnes. Global zinc mine production came under financial pressures in 2023, as low zinc prices and higher operating costs forced the closure of several mines around the world. According to Wood Mackenzie, global zinc mine production has not grown since 2011. Mine production in 2023 at 12.5 million tonnes was at the same level as in 2011. Wood Mackenzie expects global zinc mine production to only grow 1.8% in 2024 to reach 12.8 million tonnes, which is 1.0 million tonnes lower than its forecast a year ago for 2024, as many of the economically challenged mines will remain offline into 2024. Mine production in 2023 was impacted by strikes, fires, floods and economic closures, amounting to a disruption to initial 2023 guidance of over 9.2%, or close to 1.3 million tonnes.

Wood Mackenzie estimates that, despite the production cuts at the mines, the global zinc metal market moved into surplus in 2023, recording a surplus of 0.3 million tonnes, slightly higher than the build of visible stocks on exchanges of 0.2 million tonnes. Global refined zinc demand fell 1.6% in 2023 over 2022 to 13.4 million tonnes, and demand in China rose by 1.6%, while demand in Europe fell 13.4% on higher energy prices, higher interest rates and lower consumer demand. In North America, demand grew by 3.3% in 2023, according to Wood Mackenzie, based on support from infrastructure spending and renewable energy. In 2024, Wood Mackenzie expects demand for zinc to grow globally by 3.2% to 13.8 million tonnes, with growth

Teck 2023 Management’s Discussion and Analysis

coming primarily from China, Southeast Asia, South America and the Middle East. Demand in Europe and North America is expected to grow, but at below trend rates.

Wood Mackenzie estimates that global refined zinc production grew modestly at 0.8% in 2023 to 13.7 million tonnes, as most European and North American zinc smelters returned to normal production. Chinese refined production also increased in 2023 as Chinese zinc concentrate imports rose 14% in 2023, increasing by over 0.3 million tonnes. Chinese consumers also restocked with refined zinc after being absent from the import market in 2022. Chinese zinc metal imports were up over 600% or 0.4 million tonnes as imports returned to historical levels. Wood Mackenzie estimates refined zinc production will only grow 1.9% in 2024 over 2023 levels, as a lack of concentrates could impact the ability of smelters to increase production in 2024. Wood Mackenzie estimates the total increase in supply in 2024 will be below the total global metal demand growth at 3.2%; however, with demand coming off a weak 2023, the global market should move from surplus to balance in 2024.

Outlook
Our 2024 annual guidance for our zinc business unit is unchanged from our previously issued guidance.

Total zinc in concentrate production in 2024 is expected to be between 565,000 and 630,000 tonnes, compared to 644,000 tonnes in 2023. Production over the next three-year period is expected to decrease due to declining grades at Red Dog and lower zinc production at Antamina. Annual zinc production is expected to be 555,000 to 615,000 tonnes in 2025, 465,000 to 525,000 tonnes in 2026, and 400,000 to 445,000 tonnes in 2027.

Refined zinc production is expected to be between 275,000 and 290,000 tonnes in 2024, compared to 266,600 tonnes in 2023. Refined zinc production is expected to increase in 2024, as a result of improved

Teck 2023 Management’s Discussion and Analysis

concentrate availability. Annual refined zinc production over the next three-year period is expected to remain steady at 270,000 to 300,000 tonnes.

Zinc net cash unit costs1 after by-products in 2024 are expected to be US$0.55 to US$0.65 per pound, slightly higher than our 2023 net unit costs after by-products as a result of ongoing inflationary impacts on the cost of certain key supplies.
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

Steelmaking Coal
In 2023, our steelmaking coal operations in Western Canada produced 23.7 million tonnes, all of which were sold in the year. The majority of our steelmaking coal sales are to the Asia-Pacific region, with the remaining amounts sold primarily to Europe and the Americas. Our production capacity is 26 to 27 million tonnes, and we have total proven and probable reserves of 831 million tonnes of steelmaking coal.

In 2023, our steelmaking coal business unit accounted for 57% of revenue and 78% of gross profit.

($ in millions)	2023	2022	2021
Revenue	$8,535	$10,409	$6,251
Gross profit	$4,031	$6,401	$2,785
Gross profit before depreciation and amortization[1]	$5,101	$7,364	$3,657
Production (million tonnes)	23.7	21.5	24.6
Sales (million tonnes)	23.7	22.2	23.4
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
Operations
Gross profit for our steelmaking coal business unit was $4.0 billion in 2023, down from the record $6.4 billion set in 2022, and up from $2.8 billion in 2021. Our average realized steelmaking coal selling price in 2023 was US$263 per tonne compared with US$355 per tonne in 2022 and US$209 per tonne in 2021. Gross profit in 2023 decreased from 2022 record levels primarily due to lower steelmaking coal prices, partly offset by higher production and sales volumes.

Sales volumes were 23.7 million tonnes in 2023 compared with 22.2 million tonnes in 2022. Strong logistics performance helped the recovery from the weather-related disruptions carried over from the fourth quarter of 2022, and reduced steelmaking coal inventories to stable levels, which were maintained for the remainder of the year. Despite short-term impacts during the third quarter of 2023 relating to the B.C. wildfires and labour disruptions at B.C. ports, our flexible logistics network was able to recover in the fourth quarter and maximize sales volumes, which helped reduce the number of vessels at anchor to normal levels by year-end.

Our 2023 production was 23.7 million tonnes, higher than the 21.5 million tonnes produced in 2022. The higher production was primarily due to improved plant availability, most notably at Elkview Operations, which experienced a two-month plant outage in 2022 to repair the raw coal conveyor. Overall plant performance improved as 2023 progressed, with the fourth quarter resulting in our highest quarterly production since the second quarter of 2021. These higher production results are attributable to continuous improvements focused on plant performance, including the plant improvement initiative, which drove the favourable results.

Teck 2023 Management’s Discussion and Analysis

Adjusted site cash cost of sales1 in 2023 was $96 per tonne compared to $89 per tonne in 2022. The increase in the adjusted site cash cost of sales was related to inflationary pressures, which most significantly impacted the cost of maintenance parts early in the year, as well as other cost pressures, including higher contractor reliance. These factors more than offset favourable mining drivers of higher production and higher plant yields.

Transportation unit costs in 2023 were $49 per tonne compared to $47 per tonne last year. The increase was due to higher demurrage and port costs, due to production shortfalls relative to our initial production guidance of 24.0 to 26.0 million tonnes. In addition, challenges accessing our Neptune terminal in the second half of the year, due to the labour disruptions and wildfires mentioned above, led to higher vessels at anchor and Neptune underutilization.

Capital spending in 2023 was $778 million for sustaining capital, including major projects such as the Elkview Administration and Maintenance Complex (AMC) and water projects.
Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium-, and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health. In 2023, the total capital investment in water treatment facilities, water management (source control, calcite management and tributary management), and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) was $94 million for the year.

During the year, we continued to ramp up treatment operations towards our 77.5 million litres per day of constructed water treatment capacity. To that end, three consecutive monthly treatment volume records were established in the fourth quarter. With this constructed treatment capacity continuing to ramp up, we are on pace to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley. Currently, treatment is effectively removing selenium and water quality monitoring shows that selenium levels are trending down downstream of treatment and stabilizing in the Elk River. We expect further reductions across the watershed and in the Koocanusa Reservoir as additional treatment capacity is completed.

In 2024, we anticipate water treatment capital expenditures to be $150 to $250 million. We continue to expect to meet our water treatment capacity targets by further increasing our constructed water treatment capacity to 150 million litres per day by the end of 2026.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

requires additional permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health and provides for adjustments if warranted by monitoring results.

Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management or could materially affect our ability to permit mine life extensions in new mining areas.

Rail
Rail transportation of product westbound from our four steelmaking coal mines in southeast B.C. to Vancouver terminals is currently provided by Canadian Pacific Kansas City Limited (CPKC) and by Canadian National Railway Company (CN Rail). CPKC transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with CN Rail for further transportation to the west coast. The remaining westbound shipments are transported by CPKC from the mines to the terminals in Vancouver. In April 2023, we entered into a new contract with CPKC that expires in December 2026.

We have a long-term agreement with CN Rail until December 2026 for shipping steelmaking coal from our four B.C. operations via Kamloops to Neptune and other west coast ports, including Trigon Pacific Terminals (formerly Ridley Terminals).
Ports
We export our seaborne steelmaking coal primarily through three west coast terminals: Neptune, Westshore Terminals (Westshore) and Trigon. We have a 46% ownership interest in Neptune, which provides shiploading services on a cost-of-service basis in North Vancouver, B.C. Neptune became our primary terminal in 2021 and handled 59% of our sales volumes in 2023. Coal capacity at Neptune is exclusive to Teck, and the Neptune terminal is well positioned to deliver strong throughput in 2024, with significantly increased loading capacity to meet delivery commitments to our customers while further lowering our port costs.

In 2021, we entered into an agreement with Westshore for the shipment of between 5 and 7 million tonnes of steelmaking coal per year at fixed loading charges, for a total of 33 million tonnes over a period of approximately five years.

We also have a long-term agreement with Trigon, located in Prince Rupert, for shipments of up to 6 million tonnes of steelmaking coal per year through to December 2027.

Through our capacity at Neptune and complementary commercial agreements with Westshore and Trigon Terminals, our annual port capacity exceeds production. This incremental capacity provides flexibility and improved reliability in the case of weather and corridor disruptions or terminal outages.

Teck 2023 Management’s Discussion and Analysis

Sales
Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our existing customers while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2023, our sales strategy focused on capitalizing on the strong pricing environment by optimizing sales to our current markets.

Markets
Global steel production grew marginally in 2023, primarily due to robust production growth in India and increased utilization in China, offset by reduced production levels in the developed markets of North America, Europe and Japan, amid higher interest rates and global inflationary pressures.

Premium hard coking coal prices remained strong through 2023, with an average FOB price of US$296 per tonne. In the fourth quarter, FOB prices stayed above US$300 per tonne, driven by continued constrained supply from Australia, combined with strong demand from India.

Demand in China for hard coking coal remained strong, with the average CFR China prices surpassing US$282 per tonne in 2023. This increase in import demand was driven by stringent safety inspections in key domestic coal-producing provinces, which impacted supply through the year, while blast furnaces were operating at an average utilization rate of 89.1% versus 84.5% in 2022. With the challenging macro picture in China, finished steel exports surpassed 90 million tonnes compared to 66 million tonnes in 2022 and 67 million tonnes in 2021.

Anticipated growth in blast furnace and coke-making capacities in India and Southeast Asia are expected to fuel demand for steelmaking coal in these regions into 2024 and beyond.

Despite China lifting the import ban on Australian coal in January 2023, shipments from Australia to China did not rebound to historical levels, given demand from other markets. Chinese mills were able to increase imports from Mongolia and Russia. Imports from these two countries constituted over 78% of China's total coking coal imports in 2023.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China’s steelmaking coal imports by source.

Teck 2023 Management’s Discussion and Analysis

Outlook
The steelmaking coal market in the first quarter of 2024 remains in deficit amid continued demand from Southeast Asia and India. Challenges in Australia have kept additional volumes from entering the seaborne trade. As a result, steelmaking coal prices started the month of January 2024 at approximately US$320 per tonne and continue to trade near these levels through the date of this report.

Our 2024 annual guidance for our steelmaking coal business unit is unchanged from previously issued guidance.

Our steelmaking coal production in 2024 is expected to be between 24.0 and 26.0 million tonnes compared to 23.7 million tonnes produced in 2023. Production is expected to remain at these levels throughout 2025 to 2027.

We expect steelmaking coal sales in the first quarter of 2024 to be between 5.9 and 6.3 million tonnes, maximizing use of available inventories.

We expect our 2024 steelmaking coal adjusted site cash cost of sales1 in 2024 to be between $95 and $110 per tonne. Relative to 2023, we anticipate ongoing inflationary cost impacts of certain key supplies to persist into 2024, including higher energy and maintenance parts, as well as higher contractor and labour costs. Transportation unit costs are expected to be between $47 and $51 per tonne in 2024.

1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

Exploration & Geoscience
Throughout 2023, we conducted exploration around our existing operations and globally in seven countries through our six regional offices. Expenditures for the year of $86 million, which were focused on copper, zinc and nickel, were lower than expenditures in 2022 of $90 million, primarily due to delays accessing properties to conduct drill programs in Canada, Chile, Peru and Türkiye. These delays were the result of permitting delays as well as additional time taken to negotiate community access agreements.

Exploration and Geoscience plays three critical roles at Teck: discovery of new orebodies through early-stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.

Work continued in 2023 on resource expansion at Quebrada Blanca, where we commenced a large-scale drill program in 2022 to continue to investigate and confirm the extensions of the orebody, which remains open in multiple directions.

Early-stage copper exploration in 2023 focused primarily on advancing projects targeting porphyry-style mineralization in Chile, Peru and the United States, and evaluating new opportunities in South America, Europe, Central Asia and southern Africa. In 2024, we plan to drill a number of early-stage copper projects in Argentina, Chile, Kazakhstan and Peru.

Zinc exploration in 2023 was concentrated on early-stage programs in Australia, Canada, Ireland and Türkiye, and on an advanced-stage project in the Red Dog district in Alaska. In Alaska, Australia and Canada, the targets are large sediment-hosted deposits. In late 2023, the decision was made to terminate our exploration activities in Ireland. In 2024, we plan to continue evaluating early-stage targets on our properties in Australia, Canada and Türkiye, and to continue drilling advanced-stage projects in the Red Dog mine district in Alaska.

In 2023, we initiated early-stage exploration for nickel, with an initial focus on Australia, Canada and the United States. A key element of this program is the complete digitalization of Teck’s historical exploration records — this digitization program will use advanced generative AI tools to drive and inform our evaluation of high-quality nickel prospects, plus copper and zinc prospects, globally. In 2024, work will focus on advancing an exploration alliance in Eastern Canada and evaluating early-stage opportunities in Australia and the United States.

In 2023, we also drilled 86 kilometres across four steelmaking coal operations in the Elk Valley to support our existing operations and extension projects.

Teck 2023 Management’s Discussion and Analysis

Teck’s exploration strategy is underpinned by an agile commercial mindset whereby we manage and refresh a portfolio of commercial opportunities such as retained project royalties and equity in junior exploration companies. In 2023, investments were made in exploration companies with copper portfolios in Canada and Peru, nickel portfolios in Canada, and zinc portfolios in Canada and the United States. Additionally, exploration agreements were signed with exploration companies with projects in Argentina, Australia, Canada, Kazakhstan, Peru and the United States.

Teck 2023 Management’s Discussion and Analysis

Financial Overview
Financial Summary

($ in millions, except per share data)	2023	2022	2021[2]
Revenue and profit
Revenue	$15,011	$17,316	$12,766
Gross profit	$5,143	$8,571	$5,214
Gross profit before depreciation and amortization[1]	$7,074	$10,245	$6,701
Profit from continuing operations before taxes	$3,944	$6,565	$4,688
Adjusted EBITDA[1]	$6,367	$9,568	$6,573
Profit attributable to shareholders	$2,409	$3,317	$2,868
Profit from continuing operations attributable to shareholders	$2,435	$4,089	$3,123

Cash flow
Cash flow from operations	$4,084	$7,983	$4,738
Property, plant and equipment expenditures	$4,678	$4,423	$3,966
Capitalized stripping costs	$1,104	$1,042	$667
Investments	$137	$199	$160

Balance sheet
Cash and cash equivalents	$744	$1,883	$1,427
Total assets	$56,193	$52,359	$47,368
Debt and lease liabilities, including current portion	$7,595	$7,738	$8,068

Per share amounts
Basic earnings per share	$4.65	$6.30	$5.39
Diluted earnings per share	$4.59	$6.19	$5.31
Basic earnings per share from continuing operations	$4.70	$7.77	$5.87
Diluted earnings per share from continuing operations	$4.64	$7.63	$5.78
Dividends declared per share	$1.00	$1.00	$0.20
Notes:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2. Comparative figures for 2021 for the energy business unit have been represented for the classification of Fort Hills as a discontinued operation.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, through an index-linked pricing mechanism or on a spot basis. Prices for our products can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as substantial portions of our operating costs are incurred in Canadian dollars and other currencies, and most of our revenue and debt is denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian dollars; accordingly, our reported operating results and cash flows are

Teck 2023 Management’s Discussion and Analysis

affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2023, our profit attributable to shareholders was $2.4 billion, or $4.65 per share. This compares with a record profit attributable to shareholders of $3.3 billion or $6.30 per share in 2022, and a profit attributable to shareholders of $2.9 billion or $5.39 per share in 2021. Profit decreased in 2023 primarily due to lower steelmaking coal prices and partly due to lower zinc prices and increased operating costs across our operations, reflecting ongoing inflationary pressures and operating challenges in the year. These items were partially offset by higher steelmaking coal sales volumes. Profit attributable to shareholders was a record in 2022 and higher than 2021 due to substantially higher steelmaking coal prices, partly offset by slightly lower steelmaking coal sales volumes and increased operating costs across our operations, reflecting inflationary pressures, particularly for diesel.
In 2023, we achieved a major milestone with bringing the QB2 project online and reaching near design throughput capacity by the end of the year. QB contributed additional copper revenues in the year; however, operating costs were at elevated levels during the production ramp-up, which reduced our profit in 2023.

Our profit and loss over the past three years has included items that we segregate for additional disclosure to investors so that the underlying profit of the company may be more clearly understood. Our adjusted EBITDA1, which takes these items into account, was $6.4 billion in 2023, $9.6 billion in 2022 and $6.6 billion in 2021. Our adjusted profit attributable to shareholders1, which takes these items into account, was $2.7 billion in 2023, $4.9 billion in 2022 and $3.1 billion in 2021, or $5.23, $9.25 and $5.74 per share, respectively. These items are described below and summarized in the table that follows.

In 2023, we recorded after-tax gains of $192 million related to the Quintette and Mesaba transactions, and after-tax proceeds of $150 million from the Elkview business interruption claim.

In October 2022, we announced an agreement to sell our 21.3% interest in Fort Hills Energy Limited Partnership (Fort Hills) and certain associated downstream assets to Suncor Energy Inc. Subsequently, TotalEnergies EP Canada Ltd. exercised its right of first refusal to purchase a proportional share of our interest in Fort Hills. On February 2, 2023, we completed the sale to Suncor and TotalEnergies for aggregate gross proceeds of approximately $1 billion in cash and there was no current income tax payable on the disposal. Based on the consideration of $1 billion in cash and other contractual adjustments, we recorded a non-cash pre-tax impairment of $1.2 billion in 2022 at the time we announced the sale of our interest in Fort Hills.

In 2021, we recorded a non-cash pre-tax asset impairment reversal on our Carmen de Andacollo Operations of $215 million as a result of an increase in market expectations for long-term copper prices. This was partially offset by a $141 million charge associated with the QB2 variable consideration.

The following table shows the effect of these items on our profit and loss.
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

($ in millions, except per share data)	2023	2022[2]	2021[4]
Profit from continuing operations attributable to shareholders	$2,435	$4,089	$2,868

Add (deduct) on an after-tax basis:
Asset impairments (impairment reversal)	—	952	(150)
Loss on debt purchase	—	42	—
QB2 variable consideration to IMSA and ENAMI	95	115	124
Environmental costs	123	99	79
Inventory write-downs	18	36	2
Share-based compensation	85	181	94
Commodity derivatives	9	(25)	15
Loss (gain) on disposal or contribution of assets	(178)	7	—
Elkview business interruption claim	(150)	—	—
Chilean tax reform	69	—	—
Loss from discontinued operations[3]	—	(791)	—
Other	201	168	25
Adjusted profit attributable to shareholders[1]	$2,707	$4,873	$3,057
Basic earnings per share	$4.70	$7.77	$5.39
Diluted earnings per share	$4.64	$7.63	$5.31
Adjusted basic earnings per share[1]	$5.23	$9.25	$5.74
Adjusted diluted earnings per share[1]	$5.15	$9.09	$5.66
Notes:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
3.Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
4.Amounts for the year ended December 31, 2021 are as previously reported.

Cash flow from operations in 2023 was $4.1 billion, compared with $8.0 billion in 2022 and $4.7 billion in 2021. The changes in cash flow from operations are mainly due to varying commodity prices, especially for steelmaking coal, changes in sales volumes of our principal products and, to some extent, changes in foreign exchange rates and changes in working capital items.
At December 31, 2023, our cash balance was $744 million. Total debt was $7.6 billion and our net-debt to net-debt-plus-equity ratio1 was 19% at December 31, 2023, compared with 18% at December 31, 2022 and 22% at the end of 2021.

Gross Profit
Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

Our principal commodities are copper, zinc and steelmaking coal, which accounted for 20%, 14% and 57% of revenue, respectively, in 2023. Silver and lead are significant by-products of our zinc operations, accounting for 6% of our 2023 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 3% of our revenue in 2023.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $15.0 billion in 2023, compared with $17.3 billion in 2022 and $12.8 billion in 2021. The decrease in 2023 was primarily due to lower steelmaking coal prices and, to a lesser extent, lower zinc prices, partly offset by an increase in steelmaking coal sales volumes and additional copper revenues with the ramp-up of QB2. The increase in 2022 revenue from 2021 was primarily due to substantially higher steelmaking coal prices.

Average prices for copper (LME) declined slightly by 4% in 2023 as compared with 2022, while average zinc (LME) prices declined by 24% and average realized steelmaking coal prices declined by 26% in 2023 compared with record prices realized in 2022.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations’ refining and smelting activities, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems and other factors, as well as rail and port capacity issues, can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Teck 2023 Management’s Discussion and Analysis

Our costs are dictated mainly by our production volumes; by the costs for labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; by distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects; and by our ability to manage these costs. Production volumes mainly affect our variable operating and distribution costs. In addition, production affects our sales volumes; when combined with commodity prices, this affects profitability and our royalty expenses.

Our cost of sales was $9.9 billion in 2023, compared with $8.7 billion in 2022 and $7.6 billion in 2021. The increase in cost of sales in 2023 compared to 2022 was primarily the result of the production ramp-up of QB2, which accounted for approximately $625 million of the increase, and the effect of increased sales volumes for steelmaking coal. In addition, operating costs were higher across our operations, reflecting ongoing inflationary pressures and operating challenges in the year.
Other Expenses

($ in millions)	2023	2022	2021
General and administration	$317	$236	$172
Exploration	86	90	65
Research and innovation	164	157	129
Asset impairment (impairment reversal)	—	—	(215)
Other operating (income) expense	206	1,102	80
Finance income	(112)	(53)	(5)
Finance expense	274	203	190
Non-operating (income) expense	266	275	107
Share of (profit) losses of associates and joint ventures	(2)	(4)	3
	$1,199	$2,006	$526

In 2023, general and administration expenses of $317 million increased by $81 million compared to 2022 as a result of increased activity in the organization in relation to QB2 and strategic initiatives, and as we invest in digital technology to enhance productivity across our business. General and administration expenses are expected to continue at current levels into 2024.

Our exploration expenses in 2023 of $86 million, which were focused on copper, zinc and nickel, were lower than expenditures in 2022 of $90 million, primarily due to delays accessing properties to conduct drill programs.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals and steelmaking coal is highly speculative, and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Teck 2023 Management’s Discussion and Analysis

Our research and innovation expenditures of $164 million in 2023 were primarily focused on the development of internal and external growth opportunities, and the development and implementation of process and environmental technology improvements at operations.

Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described below), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2023 included $244 million on gains on disposal or contribution of assets that included a $191 million gain on the Mesaba transaction, $221 million for insurance proceeds from the Elkview business interruption claim, $39 million of positive pricing adjustments, $107 million of share-based compensation relating to an increase in our share price, and $168 million of environmental costs primarily relating to the decommissioning and restoration provision of our closed operations. Significant items in 2022 included $371 million of negative pricing adjustments, $236 million of share-based compensation relating to an increase in our share price, and $128 million of environmental costs primarily relating to the decommissioning and restoration provision of our closed operations. Significant items in 2021 included $442 million of positive pricing adjustments, partially offset by $125 million of share-based compensation. We also recorded $108 million of environmental costs, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations, and $97 million of take-or-pay contract costs.

Sales of our products, including by-products, are recognized in revenue at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have the present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms, and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. For sales of steelmaking coal and copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer.

The majority of our base metal concentrates and refined metals are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to sale. For these sales, revenue is recognized based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Our refined metals are sold under spot or average pricing contracts. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as other operating income or expense. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates, at our Trail Operations.

Teck 2023 Management’s Discussion and Analysis

The following table outlines our outstanding receivable positions, which were subject to provisional pricing terms at December 31, 2023 and 2022, respectively.

	Outstanding at		Outstanding at
	December 31, 2023		December 31, 2022
	Volume	Price	Volume	Price
Copper (pounds in millions)	127	US$3.87/lb.	168	US$3.80/lb.
Zinc (pounds in millions)	167	US$1.20/lb.	218	US$1.35/lb.
Steelmaking coal (tonnes in thousands)	504	US$264/tonne	388	US$257/tonne

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest on our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Our finance expense of $274 million in 2023 increased by $71 million compared to 2022, primarily due to higher accretion for our decommissioning and restoration provision.

We expect our quarterly finance expense to increase beginning in the first quarter of 2024 compared to 2023, as the capitalization of interest relating to the development of QB2 will decrease significantly. We will continue to capitalize interest on the port offshore facilities through completion of that area of the QB2 project.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and gains or losses on the sale of investments.

In 2023, non-operating expenses included $156 million of expenses associated with QB2 variable consideration to IMSA and ENAMI. Of the $156 million, $152 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, which is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. The remaining $4 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of IMSA, a private Chilean company and former QBSA shareholder. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter.

In 2022, non-operating expenses included a $58 million loss on the purchase of US$743 million aggregate principal amount of our outstanding notes during 2022 and $188 million of expenses associated with QB2 variable consideration to IMSA and ENAMI. Of the $188 million, $183 million was due to the revaluation of

Teck 2023 Management’s Discussion and Analysis

the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, as outlined above. The remaining $5 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA.

In 2021, non-operating expenses included $141 million of expenses associated with QB2 variable consideration owing to a former owner and to a holder of a carried interest. Of the $141 million, $44 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA. The remaining $97 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA.

Income Taxes
Provision for income and resource taxes was $1.6 billion, or 41% of pre-tax profit. Our effective tax rate is higher than the Canadian statutory income tax rate of 27% due generally to resource taxes and higher taxes in some foreign jurisdictions. This year, we recorded a one-time deferred tax charge of $106 million arising from the enactment of the new Chilean two-tiered mining royalty regime, which added 3% to our overall tax rate.

The new Chilean mining royalty regime consists of a flat 1% ad valorem component applicable to copper revenues and a profit-based component based on rates ranging from 8% to 26%, determined in reference to mining margin percentage, applicable to adjusted operating profits. The amount of the profit-based royalty is capped so that the overall effective tax rate does not exceed 46.5% as computed in reference to the sum of the ad valorem and profit-based components of the royalty, corporate income tax and imputed withholding tax in relation to adjusted operating profits. Due to the tax stability agreements we have in place with the Chilean government for Carmen de Andacollo and Quebrada Blanca, we will continue to be subject to the current Specific Mining Tax regime until the end of 2027 and 2037, respectively, before we are subject to the new mining royalty regime.

We are subject to, and pay, income and resource taxes in all jurisdictions that we operate in. Previously deferred Canadian income taxes associated with our Canadian steelmaking coal and copper operations in 2022 of approximately $625 million and final taxes associated with our 2023 earnings of approximately $590 million are payable at the end of February 2024.

Our effective tax rate is sensitive to a variety of factors including the ramp-up of QB2, certain corporate and finance expenses that are not deductible for resource tax purposes, the relative amount of operating margins and effective tax rates in the various jurisdictions in which we operate, and various other factors. We expect our 2024 effective tax rate, excluding the impact of the sale of our steelmaking coal business and other corporate items, to be between 41% and 43%. The increase in our expected effective tax rate from 37% to 39% to 41% to 43% is due to increased exposure to higher Chilean royalties, expensing rather than capitalizing financing costs at QB2, and increased corporate general and administration expense relative to our expected net income before tax due to the sale of our steelmaking coal business. As such, our 2024 effective tax rate will be significantly impacted by the sale of the steelmaking coal business to Glencore due

Teck 2023 Management’s Discussion and Analysis

to the accrual of capital gains tax arising on the sale transaction and upon presentation of the steelmaking coal earnings in discontinued operations, at the time that occurs.

Discontinued Operation

On October 26, 2022, we announced an agreement to sell our 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills) and associated downstream assets to Suncor. Subsequently, TotalEnergies exercised its right of first refusal to purchase a proportional share of our interest in Fort Hills. On February 2, 2023, this transaction closed and we received aggregate gross proceeds of approximately $1 billion in cash. There was no current income tax payable on the disposal.

Based on the consideration of $1 billion in cash and other contractual adjustments relating to the sale of our interest in Fort Hills, we recorded a non-cash pre-tax impairment of $1.2 billion (after-tax $961 million) as at December 31, 2022. As part of the sale, we agreed to make scheduled payments to Suncor over the remaining term of the downstream contract in order to reduce the impact of certain pipeline tolls payable under that downstream contract indirectly assumed by Suncor.

Results from our interest in Fort Hills have been classified as discontinued operations and assets held for sale beginning in the fourth quarter of 2022.

In 2022, we incurred a $772 million loss from the discontinued operation compared with a $255 million loss in 2021. Western Canadian Select (WCS) prices at Hardisty, Alberta averaged US$76.02 per barrel in 2022 compared with US$54.87 per barrel in 2021. Our 21.3% share of bitumen production from Fort Hills in 2022 was 33,491 barrels per day, compared with 19,935 barrels per day in 2021. The bitumen production in 2022 was higher than the previous year due to two-train production ramp-up in December 2021.

Transactions

Sale of Steelmaking Coal Business

On November 13, 2023, we announced the full sale of EVR for an implied enterprise value of US$9.0 billion, with a majority stake to be sold to Glencore and a minority stake to be sold to NSC. Glencore has agreed to acquire a 77% interest in EVR for US$6.9 billion in cash, payable to Teck on closing and subject to customary closing adjustments. NSC agreed to acquire a 20% interest in EVR in exchange for its 2.5% interest in Elkview Operations plus US$1.3 billion in cash paid at closing to Teck and US$0.4 billion paid subsequently to Teck out of cash flows from EVR. Teck will continue to operate the steelmaking coal business and will retain all cash flows from EVR until closing of the Glencore transaction.

Closing of the transaction with Glencore is subject to the satisfaction of customary conditions, including receipt of regulatory approvals, which are underway. While closing could occur earlier, it is expected no later than the third quarter of 2024. Closing of the sale of the minority interest in EVR to NSC occurred on January 3, 2024 and cash proceeds of US$1.3 billion were received. Also, on January 3, 2024, POSCO exchanged its

Teck 2023 Management’s Discussion and Analysis

2.5% interest in Elkview Operations and its 20% interest in the Greenhills joint venture, for a 3% interest in EVR.

Following the closing of that transaction, Teck will have no further financial interest in EVR.

San Nicolás Arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle Mines Limited (Agnico Eagle), forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle has agreed to subscribe for a 50% interest in San Nicolás for US$580 million, to be contributed as study and development costs are incurred by San Nicolás.

We concluded that San Nicolás is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement, and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses, and cash flows. As contributions are made by Agnico Eagle to San Nicolás, their incremental contributions will result in an increase in their share ownership and a reduction in our share ownership until Agnico Eagle has achieved a 50% interest in San Nicolás. At December 31, 2023, we had 91% of share ownership and Agnico Eagle had 9%.

We recognized a gain of $5 million in other operating income (expense), attributable to Agnico Eagle's initial subscription and incremental contributions, totalling an aggregate of 9% of the project during 2023.

Quintette Sale Transaction

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma has agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:
•Cash of $30 million related to a non-refundable deposit and cash received upon closing
•A financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction
•A mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment that is a non-cash investing transaction and reflects the fair value of the royalty interest on closing of the transaction; the key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine

Teck 2023 Management’s Discussion and Analysis

We recognized a pre-tax gain of approximately $75 million ($50 million after-tax) in other operating income (expense) upon closing of this transaction.

Mesaba Arrangement

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet), forming a 50:50 joint arrangement to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through a new entity named NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement, and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses, and cash flows.

We concluded that both parties contributed groups of assets that do not constitute businesses in the formation of the NewRange joint operation, and we recorded $232 million of property, plant and equipment and $16 million of intangibles in a non-cash investing transaction. We have measured the fair value of the assets and liabilities contributed by PolyMet through reference to market share price data, adjusted for transaction-specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy.

We recognized a pre-tax gain of approximately $191 million ($142 million after-tax) in other operating income (expense) upon closing of this transaction. The gain was determined by calculating 50% of the fair value of the NorthMet project contributed by PolyMet, less 50% of the carrying value of the Mesaba mineral deposit contributed by Teck.

Fort Hills Sale Transaction

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TEPCA). TEPCA had exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest.

We have accounted for this transaction by recognizing:
•Aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA
•A financial liability estimated at $269 million on closing. The current portion of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of provisions and other liabilities. This financial liability is related to the remaining term of a downstream pipeline take-or-pay toll commitment.

We recognized a loss of approximately $8 million upon closing of this transaction., which was presented in loss from discontinued operations.

Teck 2023 Management’s Discussion and Analysis

During 2022, we recorded a non-cash, pre-tax asset impairment of $1.2 billion (after-tax $961 million) as a result of the announced sale of our interest in Fort Hills.

Teck 2023 Management’s Discussion and Analysis

Financial Position and Liquidity
Our liquidity remained strong at $6.0 billion as at December 31, 2023, including $744 million of cash. At December 31, 2023, the principal balance of our term notes was US$2.5 billion and we maintained a US$4.0 billion undrawn revolving credit facility. As at December 31, 2023, our US$2.5 billion QB2 project financing facility had a balance of US$2.2 billion after two payments of US$147 million were made during 2023. As at December 31, 2023, Antamina's US$1.0 billion loan facility agreement, of which our 22.5% share is US$225 million, was fully drawn.

Our US$4.0 billion sustainability-linked revolving credit facility involves pricing adjustments that are aligned with our sustainability performance and strategy, and has a maturity to October 2026. Our sustainability performance over the term of the facility is measured by greenhouse gas intensity, the percentage of women in Teck’s workforce, and safety. At December 31, 2023, our US$4.0 billion facility was undrawn.

Quebrada Blanca (QBSA) entered into a contract with Transelec S.A. to lease an electrical power transmission system to connect the QB2 project with the Chilean national power grid. In the fourth quarter, the Chilean National Electric Coordinator issued the certificate that approves the entry into operation for the transmission system, leading to the commencement date of the lease. The lease requires QBSA to pay approximately US$22 million per year, escalating by 2.2% annually. On initial recognition of the lease in the fourth quarter, we recorded a lease liability of approximately US$324 million, with a corresponding right-of-use asset.

Our outstanding debt was $7.6 billion at December 31, 2023, compared with $7.7 billion at the end of 2022 and $8.1 billion at the end of 2021. The decrease in 2023 is due to the redemption of the 3.75% notes due in 2023 of US$108 million, the two semi-annual repayments of US$147 million on the QB2 project financing and the strengthening of the Canadian dollar, partially offset by draws on the loan entered into at Carmen de Andacollo and the Transelec lease, noted above.

We maintain investment grade ratings of Baa3, BBB-, and BBB- with stable outlooks from Moody’s, S&P, and Fitch respectively.

Our debt positions and credit ratios are summarized in the following table:

Teck 2023 Management’s Discussion and Analysis

	December 31,	December 31,	December 31,
	2023	2022	2021
Term notes	$2,470	$2,585	$3,478
QB2 US$2.5 billion limited recourse project finance facility	2,206	2,500	2,252
Lease liabilities	802	422	547
Carmen de Andacollo short-term loans	95	52	—
Antamina credit facilities	225	225	176
Less unamortized fees and discounts	(56)	(71)	(89)
Debt (US$ in millions)	$5,742	$5,713	$6,364

Debt (Canadian $ equivalent)[1]	7,595	7,738	8,068
Less cash balances	(744)	(1,883)	(1,427)
Net debt[2] (A)	$6,851	$5,855	$6,641
Equity (B)	$28,292	$26,511	$23,773
Net-debt to net-debt-plus-equity ratio[2] (A/(A+B))	19%	18%	22%
Net-debt to adjusted EBITDA ratio[2]	1.1x	0.6x	1.0x
Weighted average coupon rate on the term notes	5.4%	5.3%	5.5%

Notes:
1.Translated at period end exchange rates.
2.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

At December 31, 2023, the weighted average maturity of our term notes is approximately 14.7 years and the weighted average coupon rate is approximately 5.4%.

Cash flow from operations was $4.1 billion in 2023, which was reduced by a buildup of working capital items in the year of $1.0 billion. Our cash position decreased from $1.9 billion at the end of 2022 to $744 million at December 31, 2023. Significant outflows included $4.7 billion of capital expenditures, primarily related to QB2, $1.1 billion of capitalized stripping costs, $515 million of dividends, $250 million of share buybacks and $753 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2023 included $1.3 billion of QB2 advances from SMM/SC, and cash proceeds of approximately $1.0 billion from the sale of our 21.3% interest in Fort Hills.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$4.0 billion sustainability-linked facility, which was undrawn as at December 31, 2023.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our US$4.0 billion sustainability-linked facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse borrowing condition. The only financial covenant under our credit agreements is a requirement for our net debt to capitalization ratio not to exceed 60%. That ratio was 20% at December 31, 2023.

In addition to our US$4.0 billion sustainability-linked facility, we maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. At December 31,

Teck 2023 Management’s Discussion and Analysis

2023, we had $2.6 billion of letters of credit outstanding. We also had $1.2 billion in surety bonds outstanding at December 31, 2023, mostly to support current and future reclamation obligations.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement. In addition, the QB2 project finance arrangements include customary restrictions on the payment of dividends and other distributions from the project company until project completion has been achieved; such distributions are also subject to compliance with certain other conditions.

Early repayment of borrowings under our US$4.0 billion credit facility, outstanding public debt and the QB2 project finance arrangements may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreements.

Teck 2023 Management’s Discussion and Analysis

Capital Allocation Framework
Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow (ACF) as cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized stripping; (ii) committed growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; (iv) our base $0.50 per share annual dividend; and (v) any share repurchases executed under our annual buyback authorization. Proceeds from any asset sales may also be used to supplement available cash flow. Any additional cash returns may be made through share repurchases and/or supplemental dividends depending on market conditions at the relevant time.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year.
In 2023, we returned cash to shareholders through dividends and share buybacks. We paid dividends of $515 million in 2023, comprised of a $250 million supplemental dividend and $265 million of base dividends. We also returned $250 million during 2023 through the purchase of our Class B subordinate voting shares. Since 2019, we have returned $3.9 billion to shareholders, including $2.5 billion of Class B subordinate voting share buybacks.

On February 21, 2024, the Board authorized up to a $500 million share buyback, and approved the payment of our quarterly base dividend of $0.125 per share payable on March 28, 2024 to shareholders of record on March 15, 2024. Additional buybacks will be considered regularly in the context of market conditions.

Operating Cash Flow
Cash flow from operations was $4.1 billion in 2023, compared with $8.0 billion in 2022 and $4.7 billion in 2021. The decrease in 2023, compared with 2022, was primarily due to the substantial decrease in steelmaking coal prices and a buildup of working capital items, and partly due to lower zinc prices and higher operating costs across our operations. The increase in 2022, as compared to 2021, was primarily due to higher prices for our principal products, especially steelmaking coal.

Changes in working items resulted in a use of cash of $1.0 billion in 2023 compared with $107 million in 2022. In 2023, there was a buildup of trade receivables, primarily at our steelmaking coal operations, as a result of substantially higher sales volumes and the timing of those sales in the fourth quarter. In addition, there was an increase in supplies inventories at QB as a result of the ramp-up of operations, and across our other operations, reflecting inflationary cost pressures on consumables.

Teck 2023 Management’s Discussion and Analysis

Investing Activities
Expenditures on property, plant and equipment were $4.7 billion in 2023, including $2.2 billion on the QB2 project, $665 million for QB2 ramp-up capital and $1.4 billion on sustaining capital. The largest component of sustaining capital expenditures was $778 million at our steelmaking coal operations.

Capitalized production stripping costs were $1.1 billion in 2023 compared with $1.0 billion in 2022. The majority of these costs are associated with the advancement of pits for future production at our steelmaking coal operations.

Capital expenditures for 2023 are summarized in the table on pages 52 to 53.

Expenditures on investments in 2023 were $137 million and included $77 million for intangible and other assets, and $45 million for marketable securities.
In February 2023, we received cash proceeds of approximately $1.0 billion from the sale of our 21.3% interest in Fort Hills. Cash proceeds from the sale of assets and investments were $162 million in 2023, $113 million in 2022 and $54 million in 2021.

Financing Activities
In 2023, debt proceeds totalled $230 million, while debt repayments totalled $710 million. Debt proceeds primarily related to short-term loans at our Carmen de Andacollo Operations. Debt repayments included the redemption of the 3.75% notes at maturity for US$108 million, the first and second semi-annual repayments of US$147 million of the QB2 project financing facility made on June 15, 2023 and December 15, 2023, and repayments of our short-term loans at our Carmen de Andacollo Operations.

In 2022, debt proceeds totalled $569 million, while debt repayments totalled $1.3 billion. Debt proceeds in 2022 included $315 million drawdown on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. The facility was fully drawn in April 2022. Debt proceeds also included $63 million final drawdown on Antamina's loan agreement. The loan agreement was fully drawn during the first quarter of 2022, with our share being US$225 million. Debt repayments in 2022 included the redemption of our US$150 million 4.75% note for $187 million and the purchase of US$650 million of our public notes in a waterfall tender for $892 million.

In 2021, debt proceeds totalled $1.6 billion, while debt repayments totalled $155 million. We also repaid $335 million, net, on our revolving credit facility during the year. Debt proceeds included a drawdown of $1.4 billion on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Antamina entered into a US$1.0 billion loan agreement during 2021. As at December 31, 2021, our share of the amount drawn was US$158 million, which is included in our debt proceeds for the year.

Teck 2023 Management’s Discussion and Analysis

During 2023, we paid $515 million in respect of our regular annual base dividend of $0.50 per share or $265 million and an additional one-time supplemental dividend of $0.50 per share or $250 million.

In 2023, we purchased and cancelled approximately 4.7 million Class B shares at a cost of $250 million under our normal course issuer bid.

Teck 2023 Management’s Discussion and Analysis

Quarterly Profit and Cash Flow

($ in millions except per share data)	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$4,108	$3,599	$3,519	$3,785	$3,140	$4,260	$5,300	$4,616
Gross profit	$1,236	$831	$1,410	$1,666	$1,154	$1,797	$3,142	$2,478
Profit (loss) attributable to shareholders	$483	$276	$510	$1,140	$266	$(195)	$1,675	$1,571
Basic earnings (loss) per share	$0.93	$0.53	$0.98	$2.22	$0.52	$(0.37)	$3.12	$2.93
Diluted earnings (loss) per share	$0.92	$0.52	$0.97	$2.18	$0.51	$(0.37)	$3.07	$2.87
Cash flow from operations	$1,126	$736	$1,130	$1,092	$930	$1,809	$2,921	$2,323

Gross profit from our copper business unit decreased to $81 million in the fourth quarter compared with $248 million a year ago. The decline in gross profit was primarily due to elevated operating costs at QB as production ramp-up continued in the fourth quarter. QB was operating near design throughput capacity at the end of 2023.

Record copper production of 103,400 tonnes was achieved in the fourth quarter, which was 58% higher than a year ago. The increase was driven by the ramp-up of QB leading to 34,300 tonnes of copper in concentrate production, higher production from Highland Valley Copper as a result of increased mill throughput, and higher production from Antamina due to higher grades.

Gross profit from our zinc business unit increased to $71 million in the fourth quarter compared with $57 million a year ago. Improved results from our Trail Operations as a result of returning to full production rates and the benefit of higher contracted zinc premiums, were largely offset by an 18%
decrease in realized zinc prices and higher operating costs at our Red Dog Operations.

At our Red Dog Operations, zinc production in the fourth quarter increased by 30% from a year ago to 155,300 tonnes, while lead production increased by 41% to 25,400 tonnes; both were driven by higher mill throughput and grades. At our Trail Operations, production volumes of refined zinc and lead were substantially higher than a year ago, as production last year was impacted by planned major asset renewal activities in both the zinc and lead circuits.

Gross profit in the fourth quarter from our steelmaking coal business unit increased to $1.1 billion compared with $849 million a year ago primarily due to higher sales volumes, partially offset by lower steelmaking coal prices. Realized steelmaking coal prices averaged US$270 per tonne in the fourth quarter compared to US$278 per tonne in the same period a year ago.

Teck 2023 Management’s Discussion and Analysis

Fourth quarter sales volumes of 6.1 million tonnes were near the top end of our previously disclosed guidance of 5.8 to 6.2 million tonnes, driven by production rates in the quarter and supported by strong logistics performance. Sales volumes in the fourth quarter were significantly higher than the 4.3 million tonnes in the same period last year. Overall plant reliability and performance were strong in the fourth quarter, supported by a plant improvement initiative, which continues to show positive results.

In the fourth quarter, profit from continuing operations attributable to shareholders was $483 million or $0.93 per share compared to $247 million or $0.48 per share in the same period last year. The increase compared with a year ago is primarily due to an increase in steelmaking coal sales volumes. These increases were partially offset by lower steelmaking coal and zinc prices, and higher unit costs across our operations, including elevated costs at QB as production ramp-up continues.

Cash flow from operations in the fourth quarter was $1.1 billion compared with $930 million a year ago. The increased cash flow reflects an increase in profit attributable to shareholders primarily due to higher steelmaking coal sales volumes.

During the fourth quarter, changes in working capital items resulted in a use of cash of $184 million as result of a buildup of trade receivables at our steelmaking coal operations and at QB, reflecting the ramp-up of the operation. This compares with a use of cash of $154 million a year ago, when there was a buildup of steelmaking coal production inventories and an increase in supply inventories at QB.

Outlook
The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our capital costs and operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2023, approximately US$2.3 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

Teck 2023 Management’s Discussion and Analysis

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, as well as any potential resurgence of COVID-19 may have on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

As a result of the announcement of the sale of our steelmaking coal business as previously described in this document, the following describes the effect that the completion of the transaction is expected to have on our financial condition, financial performance and cash flow from operations.

We expect our cash position and liquidity will increase significantly upon closing of the Glencore transaction. The increase in our cash position and liquidity is expected to enable us to balance investment in copper growth, with debt reductions, and a higher cash balance, and consideration of further returns to shareholders, aligned with our Capital Allocation Framework.

The closing of the transaction is expected to result in a reduction in our revenue, gross profit, EBITDA1 and cash flow from operations relative to prior years, particularly while the ramp-up continues at our expanded QB operations.

We expect our net assets on our balance sheet to remain similar upon the closing of the transaction, as the removal of the assets and liabilities of our steelmaking coal business unit will be offset by the cash proceeds received from the transaction. We expect our results to be less sensitive to the Canadian/US. dollar exchange rate. Substantially all of the sales from our steelmaking coal business are in U.S. dollars, whereas substantially all of the operating expenses in our steelmaking coal business are in Canadian dollars.

Additional information about the risks related to the transaction are available in our Annual Information Form for the year ended December 31, 2023, filed under our profile at www.sedarplus.ca.
Commodity Prices and Sensitivities
Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.
The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rates and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2024 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30 is as follows:
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

	2024 Mid-Range Production Estimates[1]	Change	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA[2,5] ($ in millions)
US$ exchange		CAD$0.01	$63	$110
Copper (000’s tonnes)	502.5	US$0.01/lb.	$7	$13
Zinc (000’s tonnes)[3]	880.0	US$0.01/lb.	$8	$11
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$14	$29
WTI[4]		US$1/bbl	$3	$5
Notes:
1.All production estimates are subject to change based on market and operating conditions.
2.The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.Zinc includes 282,500 tonnes of refined zinc and 597,500 tonnes of zinc contained in concentrate.
4.Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

Guidance
Our guidance for 2024 is unchanged from our guidance released on January 15, 2024. The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production volumes and any variances from estimated production ranges will impact unit costs.

We have included range-based guidance for all categories of guidance disclosed and have provided further annual detail for our three-year production guidance to outline expected production fluctuations within that period.

Annual 2024 guidance and three-year production guidance has been provided for our steelmaking coal business. The guidance is on a 100% basis and reflects the exchange of minority interests by NSC of 2.5% in Elkview Operations and by POSCO of 2.5% in Elkview Operations and 20% in the Greenhills joint venture, as previously described. Therefore, our reported production and sales statistics will increase from 80% to 100% for Greenhills effective January 3, 2024. Our reported production and sales statistics for Elkview Operations will continue to be reported on a 100% basis, consistent with our past reported presentation.

We will include 100% of production and sales from the EVR operations in our production and sales volumes, even though we own 77% of EVR, because we will fully consolidate (100%) EVR results in our financial statements. Our revenue, gross profit, and EBITDA1 will be on a 100% basis reflecting the fully consolidated results of EVR. Our profit (loss) attributable to shareholders will reflect our 77% ownership of EVR’s results, as 23% of EVR’s results will be attributable to non-controlling interests reflecting NSC’s (20%) and POSCO’s (3%) ownership of EVR.

We remain highly focused on managing our controllable operating expenditures. However, in line with the broader mining industry, we continue to face inflationary cost pressures across our business, which have increased our operating costs and capital expenditure compared to prior years. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on key input costs are expected to persist through 2024. Pressures on the cost of certain key supplies, including mining equipment, labour and contractors, as well as energy costs in Chile and changing diesel prices, are reflected in our capital expenditure and annual unit cost guidance for 2024.

Production Guidance
Total copper production in 2024 is expected to significantly increase to between 465,000 and 540,000 tonnes compared to the 296,500 tonnes produced in 2023. The increase is driven by higher annual production at QB and Highland Valley Copper. QB will focus on reliability, consistency and increased availability and we expect to produce between 230,000 and 275,000 tonnes in 2024. This is slightly lower than our previous three-year production guidance, as that guidance assumed all typical ramp-up reliability issues would be addressed in
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

2023. Due to the delay in construction, some of these issues are expected to be resolved in the first half of 2024. At Highland Valley Copper, production is expected to increase in 2024 as we move into the Lornex pit, which is higher grades, and as a result of improved mill availability.

Total zinc in concentrate production in 2024, including co-product zinc production from Antamina (22.5%), is expected to be between 565,000 and 630,000 tonnes compared to 644,000 tonnes in 2023. This decrease is driven by Antamina's mine plan, as the ore processed in 2024 delivers higher copper production and lower zinc production compared to that of 2023. We expect lead production from Red Dog to be in the range of 90,000 to 105,000 tonnes in 2024. In 2024, we expect Trail Operations to produce between 275,000 and 290,000 tonnes of refined zinc. Refined lead and silver production at Trail are expected to be similar to prior years, but will fluctuate as a result of concentrate feed source optimization.

Our steelmaking coal production in 2024 is expected to be between 24.0 and 26.0 million tonnes compared to 23.7 million tonnes produced in 2023. Production is expected to remain at these levels throughout 2025 to 2027.

Teck 2023 Management’s Discussion and Analysis

Production Guidance
The table below shows our share of production of our principal products for 2023, our guidance for production in 2024 and our guidance for production for the following three years.

Units in thousand tonnes (excluding steelmaking coal)	2023	2024 Guidance	2025 Guidance	2026 Guidance	2027 Guidance
Principal Products

Copper[1,2,3]
Quebrada Blanca	62.8	230 - 275	280 - 310	280 - 310	280 - 310
Highland Valley Copper	98.8	112 - 125	140 - 160	130 - 150	120 - 140
Antamina	95.3	85 - 95	80 - 90	90 - 100	85 - 95
Carmen de Andacollo	39.6	38 - 45	50 - 60	50 - 60	45 - 55
	296.5	465 - 540	550 - 620	550 - 620	530 - 600
Zinc[1,2,4]
Red Dog	539.8	520 - 570	460 - 510	410 - 460	365 - 400
Antamina	104.2	45 - 60	95 - 105	55 - 65	35 - 45
	644.0	565 - 630	555 - 615	465 - 525	400 - 445
Refined zinc
Trail Operations	266.6	275 - 290	270 - 300	270 - 300	270 - 300

Steelmaking coal (million tonnes)	23.7	24.0 - 26.0	24.0 - 26.0	24.0 - 26.0	24.0 - 26.0

Other Products
Lead[1]
Red Dog	93.4	90 - 105	80 - 90	80 - 90	65 - 75

Molybdenum[1,2]
Quebrada Blanca	—	2.9 - 3.6	5.0 - 6.4	6.4 - 7.6	7.0 - 8.0
Highland Valley Copper	0.6	1.3 - 1.6	1.8 - 2.3	2.3 - 2.8	2.7 - 3.2
Antamina	0.8	1.2 - 1.5	0.7 - 1.0	0.7 - 1.0	0.9 - 1.2
	1.4	5.4 - 6.7	7.5 - 9.7	9.4 - 11.4	10.6 - 12.4

Notes:
1.Metal contained in concentrate.
2.We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
3.Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

Teck 2023 Management’s Discussion and Analysis

Sales Guidance
The table below shows our sales of selected products for the last quarter of 2023 and our sales guidance for the first quarter of 2024 for selected principal products.

	Q4 2023	Q1 2024 Guidance
Zinc (thousand tonnes)[1]
Red Dog	135	70 - 85
Steelmaking coal (million tonnes)	6.1	5.9 - 6.3
Note:
1.Metal contained in concentrate.

Unit Cost Guidance
The table below reports our unit costs for 2023 and our guidance for unit costs for selected products in 2024.

(Per unit costs)	2023	2024 Guidance
Copper[1]
Total cash unit costs[4] (US$/lb.)	2.27	2.15 - 2.35
Net cash unit costs[3,4] (US$/lb.)	1.87	1.85 - 2.25
Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.68	0.70 - 0.80
Net cash unit costs[3,4] (US$/lb.)	0.55	0.55 - 0.65
Steelmaking coal
Adjusted site cost of sales[4]	96	95 - 110
Transportation costs	49	47 - 51
Notes:
1.Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2024 assumes a zinc price of US$1.20 per pound, a molybdenum price of US$21 per pound, a silver price of US$23 per ounce, a gold price of US$1,930 per ounce, a Canadian/U.S. dollar exchange rate of $1.32 and a Chilean Peso/U.S. dollar exchange rate of 850. 2023 copper unit costs exclude Quebrada Blanca.
2.Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2024 assumes a lead price of US$0.95 per pound, a silver price of US$23 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. By-products include both by-products and co-products.
3.After co-product and by-product margins.
4.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2023 Management’s Discussion and Analysis

Capital Expenditure Guidance
Our 2024 capital expenditures are expected to significantly decrease from 2023 levels, primarily driven by lower spending on QB2 development capital, as we near completion of the project.

Sustaining capital expenditure in 2024 is expected to increase marginally above 2023 levels both in our zinc business unit as we complete boiler repairs at our Trail Operations, and in our steelmaking coal business, as the Elkview Operations’ administration and maintenance complex project reaches the peak of its execution plan.

Capitalized stripping costs in 2024 are expected to decrease from 2023 levels, which were a notable peak period of capitalized stripping to advance the development of mine pits to support future production in our steelmaking coal business.

Growth capital, excluding QB2 development capital, is prioritized on our copper growth projects as we focus on completing feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting, particularly at the HVC Mine Life Extension project (previously, HVC2040), San Nicolás and Zafranal. In addition, we will work to define the most capital-efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value.

Teck 2023 Management’s Discussion and Analysis

The table below reports our capital expenditures for 2023 and our guidance for capital expenditure in 2024.

(Teck’s share in $ millions)	2023	2024 Guidance
Sustaining
Copper[1]	$448	$ 495 - 550
Zinc	152	190 - 210
Steelmaking coal[2]	778	800 - 1,000
Corporate	24	30 - 40
	$1,402	$ 1,515 - 1,800
Growth
Copper3 4	$374	$ 400 - 460
Zinc	70	100 - 130
Steelmaking coal	15	—
	$459	$ 500 - 590
Total
Copper	$822	$ 895 - 1,010
Zinc	222	290 - 340
Steelmaking coal	793	800 - 1,000
Corporate	24	30 - 40
	$1,861	$ 2,015 - 2,390
QB2 project capital expenditures	$2,152	$ 700 - 900
QB2 ramp-up capital expenditures	665	—
Total before SMM and SC contributions	$4,678	$ 2,715 - 3,290
Estimated SMM and SC contributions to capital expenditures	(1,100)	(270) - (340)
Total, net of partner contributions and project financing	$3,578	$ 2,445 - 2,950
Notes:
1.Copper sustaining capital includes Quebrada Blanca Operations.
2.Steelmaking coal sustaining capital in 2023 includes $94 million of water treatment capital. 2024 guidance includes $150 to $250 million of water treatment capital.
3.Excluding QB2 development capital and QB2 ramp-up capital.
4.Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting at the HVC Mine Life Extension project, San Nicolás and Zafranal. In addition, we will work to define the most capital-efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium-to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

Teck 2023 Management’s Discussion and Analysis

Capital Expenditure Guidance — Capitalized Stripping

(Teck’s share in CAD$ millions)	2023	2024 Guidance
Capitalized Stripping
Copper	$379	$ 255 - 280
Zinc	76	65 - 75
Steelmaking coal	649	550 - 750
	$1,104	$ 870 - 1,105

Teck 2023 Management’s Discussion and Analysis

Other Information
Climate Change and Carbon Pricing

As part of ongoing global efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance. Societal focus on reducing carbon emissions, minimizing climate change and implementing climate change adaptation measures continues to increase.

The Government of Canada continues to advance climate action initiatives, such as the Canadian Net-Zero Emissions Accountability Act, which formalizes Canada’s target to achieve net-zero greenhouse gas emissions by 2050 and its “A Healthy Environment and a Healthy Economy” climate plan to advance actions to achieve Canada’s climate goals, which includes a proposal to increase the federal price of carbon to $170 per tonne of carbon dioxide-equivalent (CO2e) by 2030. The Government of Canada also formally submitted Canada’s enhanced Nationally Determined Contribution to the United Nations, committing Canada to cut its greenhouse gas emissions by 40%-45% below 2005 levels by 2030.

Climate change regulations continue to evolve in most jurisdictions in which we operate, and we expect that regional, national or international regulations that seek to reduce greenhouse gas emissions will continue to be established or modified to increase their impact. The cost of progressively reducing our Scope 1 and Scope 2 emissions in accordance with our publicly stated carbon reduction targets through carbon reduction activities or by acquiring the equivalent amount of future credits (to the extent permitted by regulation), is a function of several evolving factors, including technology development and pace of commercialization, the regulatory environment for subsidies and incentives, and the markets for carbon credits and offsets.

Teck’s Scope 1 and 2 greenhouse gas emissions attributable to our operations for 2023 are estimated to be approximately 3.7 million tonnes of CO2e. The most material indirect Scope 3 emissions associated with our activities relate to the use of our steelmaking coal by our customers. Based on our 2023 sales volumes, emissions from the use of our steelmaking coal would have been approximately 70 million tonnes of CO2e.
For 2023, our British Columbia-based operations incurred $114.8 million in British Columbia provincial carbon tax. As a result of the CleanBC Program for Industry, we received back $21.7 million of the $88.4 million we paid under the British Columbia provincial carbon tax in 2022, and we expect to receive a similar portion of our 2023 carbon tax payments back in 2024. In 2023, the Province of British Columbia announced its intention to transition the regulation of industrial facility GHG emissions from the Carbon Tax Act to an Output-Based Pricing System, beginning on April 1, 2024. Final details of the Output-Based Pricing System are yet to be released.

We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.

Teck 2023 Management’s Discussion and Analysis

We are taking action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations. In 2020, we announced our target to achieve net-zero Scope 1 and 2 greenhouse gas emissions across our operations by 2050. In 2022, we expanded our existing climate action strategy to include a new short-term goal to achieve net-zero Scope 2 greenhouse gas emissions by 2025, and an ambition to achieve net-zero Scope 3 greenhouse gas emissions by 2050. We have also focused on growing our business to rebalance our portfolio towards copper, which is an essential metal for low-carbon technology and infrastructure, while continuing to produce the high-quality steelmaking coal required for the low-carbon transition.

We have established a set of actions that progress our decarbonization goals and ambitions. Our objective is to deliver significant and cost-competitive emissions reductions. We routinely evaluate existing and emerging abatement opportunities as the pace of low-carbon technology maturation continues to accelerate, and as options that were not feasible a few years ago approach commercialization.

Financial Instruments and Derivatives
We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are investments in marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming arrangements, QB2 variable consideration to IMSA and settlement receivables. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 31 in our 2023 audited annual consolidated financial statements.

Areas of Judgment and Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2023 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an

Teck 2023 Management’s Discussion and Analysis

indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans, operating plans and operating results.

As a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an impairment test for our steelmaking coal group of CGUs at December 31, 2023.

In the fourth quarter of 2022, as a result of increased costs and operating challenges at our Trail CGU, we performed an impairment test for our Trail CGU.

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management.

QB2 consists of property, plant and equipment that become available for use at different dates. When assessing when these assets are available for use, we consider several factors, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs. The majority of the assets related to QB2 became available for use in December of 2023.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board

Teck 2023 Management’s Discussion and Analysis

of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina, NewRange and San Nicolás are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For Antamina, NewRange and San Nicolás, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities,

Teck 2023 Management’s Discussion and Analysis

the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

Assets Held for Sale

Judgment is required in assessing whether certain assets are considered as held for sale as at December 31, 2023. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and its sale must be highly probable. Exercising judgment includes considering the likelihood of obtaining requisite regulatory, stakeholder and political approvals.

In the fourth quarter of 2023, we announced our agreement to sell our interest in our steelmaking coal business, referred to as Elk Valley Resources (EVR), through a sale of a majority stake to Glencore plc (Glencore) and a sale of minority stakes to Nippon Steel Corporation (NSC) and POSCO. The NSC and POSCO portions of the transaction closed on January 3, 2024. Closing of the sale of the majority interest in EVR to Glencore remains subject to receipt of competition approvals in several jurisdictions and approval under the Investment Canada Act. The timing and outcome of these processes is not known with sufficient certainty and as such, we are not in a position to conclude that receipt of the required approvals, and resulting closing of the transaction, is highly probable. Therefore, we have determined that our steelmaking coal business did not meet the criteria to be classified as held for sale at December 31, 2023.

As at December 31, 2022, we determined that the Fort Hills disposal group; the Quintette disposal group; the Mesaba property, plant and equipment assets; and the San Nicolás property, plant and equipment assets were considered as held for sale.

Teck 2023 Management’s Discussion and Analysis

b) Sources of Estimation Uncertainty

Impairment Testing

For the annual goodwill impairment testing for our steelmaking coal group of CGUs, we estimated its recoverable amount based on consideration expected to be received from the sale transactions. This includes the present value of the agreed-upon cash proceeds from Glencore and NSC, plus the expected discounted cash flows from the steelmaking coal business until closing of the Glencore transaction. The most significant assumption is the U.S. dollar to Canadian dollar foreign exchange rate, which is applied to both the cash receipts and the cash flows until closing. Other significant assumptions include the steelmaking coal price, sales volumes and operating costs.

For other impairment testing required, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, sales volumes, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the in situ value.

Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test in 2022 include zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, discount rate and foreign exchange rates.

Our 2023 audited annual consolidated financial statements outline the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

Teck 2023 Management’s Discussion and Analysis

Goodwill Impairment Testing – October 31, 2023

Steelmaking Coal Group of CGUs

Our steelmaking coal group of CGUs has goodwill allocated to it. For our annual goodwill impairment testing, we estimated the recoverable amount of the steelmaking coal group of CGUs based on consideration expected to be received from the announced sale transactions in November 2023. This includes the present value of the agreed-upon cash proceeds from Glencore and NSC, plus the expected discounted cash flows from the steelmaking coal group of CGUs until expected closing of the Glencore transaction. The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $600 million at October 31, 2023, our annual goodwill impairment testing date. These FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

The recoverable amount of our steelmaking coal group of CGUs is most sensitive to changes in the U.S. dollar to Canadian dollar foreign exchange rate, which is applied to both the cash receipts and the cash flows until closing. We used a U.S. dollar to Canadian dollar exchange rate of 1.38 in our estimation, based on the forward curve at October 31, 2023. In isolation, a strengthening of the Canadian dollar to 1.33 would result in the recoverable amount of the steelmaking coal group of CGUs being approximately equal to the carrying amount. Other significant assumptions include the steelmaking coal price, sales volumes and operating costs.

Impairment Testing – December 31, 2023

Steelmaking Coal Group of CGUs

As at December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an additional impairment test for our steelmaking coal group of CGUs. We updated the estimated recoverable amount based on the consideration expected to be received, consistent with the annual goodwill impairment testing performed as at October 31, 2023. In performing this impairment test, we used a U.S. dollar to Canadian dollar foreign exchange rate of 1.32 based on the forward curve at December 31, 2023 and also updated applicable assumptions including the steelmaking coal price, sales volumes and operating costs.

The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $80 million at December 31, 2023. These FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

In isolation, a $0.01 strengthening in the Canadian dollar would result in the recoverable amount being approximately equal to the carrying amount.

Teck 2023 Management’s Discussion and Analysis

Impairment Testing – December 31, 2022

Trail CGU and Assets Held for Sale

In the fourth quarter of 2022, as a result of increased costs and operating challenges at the Trail CGU, we performed an impairment test for our Trail CGU. Cash flow projections used in the analysis as at December 31, 2022 were based on an operating plan with cash flows covering a period of 80 years. The recoverable amount of our Trail CGU was approximately equal to the carrying amount of $1.2 billion at the date of testing. As a result, any changes in the key assumptions below could result in the carrying amount exceeding the recoverable amount.

In 2022, immediately before the initial classification of assets held for sale, we measured the assets at the lower of their carrying amount and fair value less costs to sell.

Annual Goodwill Impairment Testing

Quebrada Blanca CGU

Our Quebrada Blanca CGU has goodwill allocated to it. We performed our annual goodwill impairment testing at October 31, 2023, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses. Cash flow projections in the discounted cash flow model cover the current expected mine life of Quebrada Blanca and a projected expansion, totalling 49 years, with an estimate of in situ value applied to the remaining resources. Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Sensitivity Analysis

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount by approximately $600 million at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and discount rate assumption. In isolation, a US$0.10 decrease in the long-term copper price, or a 30 basis points increase in the discount rate would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, sales volumes, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the in situ value.

Teck 2023 Management’s Discussion and Analysis

Key Assumptions

Quebrada Blanca CGU and Trail CGU

The following are the key assumptions used in our Quebrada Blanca CGU impairment testing calculations for the years ended December 31, 2023 and 2022:

	2023	2022
Copper prices per pound	Long-term real price in 2028 of US$3.90	Long-term real price in 2027 of US$3.60
Post-tax real discount rate	7.0%	6.5%

In our 2022 impairment assessment of the Trail CGU, we used long-term assumptions of US$1.25 per pound for zinc, US$277 per tonne for treatment charges, US$0.11 per pound for zinc premiums, a U.S. dollar to Canadian dollar exchange rate of 1.30 and a post-tax real discount rate of 5.5%.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating costs and capital expenditures. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Commodity Price Assumptions

Commodity price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining and smelting weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Teck 2023 Management’s Discussion and Analysis

Foreign Exchange Rates

U.S. dollar to Canadian dollar foreign exchange rates are significant to the Trail CGU and are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources, Mine Production and Smelter Production

Future mineral production is included in projected cash flows based on plant capacities, reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons.

Future smelter production is included in projected cash flows based on plant capacities.

In Situ Value

The fair value of resources beyond production included in the discounted cash flow model are estimated on a fair value per pound on a copper equivalent basis using available comparable market data.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans, operating plans and internal management forecasts, as applicable. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, with input from management’s experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment and goodwill impairment analyses performed in 2023 and 2022, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term

Teck 2023 Management’s Discussion and Analysis

commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management’s experts. DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

Teck 2023 Management’s Discussion and Analysis

Adoption of New Accounting Standards and Accounting Developments

New IFRS Accounting Standards Pronouncements

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, allowing for use of the practical expedient under IFRS 9. Our Quebrada Blanca Phase 2 project (QB2) financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that were exposed to LIBOR.

We transitioned our sustainability-linked revolving credit facility to Term SOFR in 2022. This did not affect our financial statements as this credit facility remains undrawn. We transitioned the remaining financial instruments that used LIBOR settings to Term SOFR in the second quarter of 2023. The transition did not result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

We adopted the amendments to IAS 1, Presentation of Financial Statements (IAS 1) on January 1, 2023 with prospective application. The amendments to IAS 1 replace the requirement to disclose “significant” accounting policies with a requirement to disclose “material” accounting policies. The adoption of these amendments has been reflected in the accounting policy information disclosed.

We also referenced the amended IFRS Practice Statement 2 Making Materiality Judgements in application of the amendments to IAS 1.

Teck 2023 Management’s Discussion and Analysis

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures to provide guidance on disclosures related to supplier finance arrangements that enable users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted.

We have chosen to early adopt these amendments effective for annual reporting periods beginning on or after January 1, 2023. The adoption of these amendments did not have a material effect on our annual financial statements.

Amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, Income Taxes (IAS 12), to clarify the application of IAS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two Model rules.

Effective immediately upon release, the amendments introduced a mandatory temporary exception to the accounting for deferred taxes arising from the implementation of Pillar Two Model rules which an entity must disclose if it has applied the exception. In addition, effective for annual reporting periods beginning on or after January 1, 2023, disclosure is required to help users of the entity’s financial statements to better understand the entity’s exposure to Pillar Two income taxes.

In Canada, draft legislation to implement the Global Minimum Tax Act (GMTA) within the framework of the OECD’s Pillar Two Model rules was released in August 2023 for public consultation but as of December 31, 2023, the GMTA has not been substantively enacted. Based on Pillar Two legislation already enacted in the United Kingdom, Ireland, and Japan, where we have ancillary operations, there is no exposure to any material Pillar Two taxes.

Teck 2023 Management’s Discussion and Analysis

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Outstanding Share Data
As at February 22, 2024, there were approximately 510.1 million Class B subordinate voting shares and 7.7 million Class A common shares outstanding. In addition, there were approximately 12.6 million share options outstanding with exercise prices ranging between $5.34 and $63.11 per share. More information on these instruments, and the terms of their conversion, is set out in Note 26 in our 2023 audited annual consolidated financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting November 22, 2023 and ending November 21, 2024, representing approximately 7.8% of the outstanding Class B shares, or 7.9% of the public float, as at November 15, 2023.
Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.
Under the TSX rules, except pursuant to permitted exceptions, the number of Class B shares purchased on the TSX on any given day will not exceed 263,532 Class B shares, which is 25% of the average daily trading volume for the Class B shares on the TSX during the six-month period ended October 31, 2023 of 1,054,128, calculated in accordance with the TSX rules. The actual number of Class B shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B shares under an automatic securities

Teck 2023 Management’s Discussion and Analysis

repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. During Teck’s previous normal course issuer bid, which commenced on November 2, 2022, and ended on November 1, 2023, Teck purchased 1,550,000 Class B subordinate voting shares at an average purchase price of $54.89 per share. Teck sought and received approval to purchase up to 40 million Class B subordinate voting shares under the previous normal course issuer bid. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300–550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Teck 2023 Management’s Discussion and Analysis

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total
Debt - Principal and interest payments	$909	$1,690	$1,230	$6,068	$9,897
Leases - Principal and interest payments[1]	203	269	191	1,139	1,802
Obligation to Neptune Bulk Terminals	—	31	30	143	204
ENAMI preferential dividend liability	—	—	—	606	606
QB2 advances from SMM/SC and estimated interest payments	—	—	—	5,559	5,559
QB2 variable consideration to IMSA	—	132	—	—	132
Minimum purchase obligations[2]
Concentrate, equipment, supply and other purchases	1,181	1,141	130	26	2,478
Shipping and distribution	206	392	160	23	781
Energy contracts	538	1,064	1,041	7,640	10,283
NAB PILT and VIF payments[7]	44	44	—	—	88
Pension funding[3]	6	—	—	—	6
Other non-pension post-retirement benefits[4]	14	30	32	294	370
Decommissioning and restoration provision[5]	301	589	342	2,675	3,907
Other long-term liabilities and interest payments[6]	58	205	86	162	511
Downstream pipeline take-or-pay toll commitment	29	60	65	254	408
	$3,489	$5,647	$3,307	$24,589	$37,032
Notes:
1.We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$6 million for the following 16 years and are subject to deferral and abatement for force majeure events.
2.The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
3.As at December 31, 2023, the company had a net pension asset of $371 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2024 in respect of defined benefit pension plans is $6 million. The timing and amount of additional funding after 2024 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
4.We had a discounted, actuarially determined liability of $370 million in respect of other non-pension post-retirement benefits as at December 31, 2023. Amounts shown are estimated expenditures in the indicated years.
5.We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 5.61% and 7.13% and an inflation factor of 2.00%.
6.Other long-term liabilities include amounts for post-closure environmental costs, other liabilities and interest payments.
7.On April 25, 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2017–2025 having minimum payments of $4 million. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025.

Teck 2023 Management’s Discussion and Analysis

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2023.

Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Most of our corporate office staff and many site administrative staff worked remotely through 2023. We have retained documentation in electronic form as a result of remote work through this period. There have been no significant changes in our internal controls during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2023, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting as at December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Teck 2023 Management’s Discussion and Analysis

Use of Non-GAAP Financial Measures and Ratios

Our financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit attributable to shareholders: For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA: EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Unit costs: Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently

Teck 2023 Management’s Discussion and Analysis

requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales: Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs: Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products: Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt: Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Teck 2023 Management’s Discussion and Analysis

Net debt to adjusted EBITDA ratio: Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share: Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share: Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne: Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare.

Total cash unit costs per pound: Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound: Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound: Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Teck 2023 Management’s Discussion and Analysis

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

($ in millions, except per share data)	2023	2022[1]	2021[3]
Profit from continuing operations attributable to shareholders	$2,435	$4,089	$2,868

Add (deduct) on an after-tax basis:
Asset impairments (impairment reversal)	—	952	(150)
Loss on debt purchase	—	42	—
QB2 variable consideration to IMSA and ENAMI	95	115	124
Environmental costs	123	99	79
Inventory write-downs	18	36	2
Share-based compensation	85	181	94
Commodity derivatives	9	(25)	15
Loss (gain) on disposal or contribution of assets	(178)	7	—
Elkview business interruption claim	(150)	—	—
Chilean tax reform	69	—	—
Loss from discontinued operations[2]	—	(791)	—
Other	201	168	25
Adjusted profit attributable to shareholders	$2,707	$4,873	$3,057
Basic earnings per share from continuing operations	$4.70	$7.77	$5.39
Diluted earnings per share from continuing operations	$4.64	$7.63	$5.31
Adjusted basic earnings per share	$5.23	$9.25	$5.74
Adjusted diluted earnings per share	$5.15	$9.09	$5.66
Notes:
1.Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
3.Amounts for the year ended December 31, 2021 are as previously reported.

Teck 2023 Management’s Discussion and Analysis

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

(Per share amounts)	2023	2022[1]	2021[3]
Basic earnings per share from continuing operations	$4.70	$7.77	$5.39
Add (deduct):
Asset impairments (impairment reversal)	—	1.81	(0.28)
Loss on debt purchase	—	0.08	—
QB2 variable consideration to IMSA and ENAMI	0.18	0.22	0.23
Environmental costs	0.24	0.19	0.15
Inventory write-downs	0.03	0.07	—
Share-based compensation	0.17	0.34	0.18
Commodity derivatives	0.02	(0.05)	0.03
Loss (gain) on disposal or contribution of assets	(0.34)	0.01	—
Elkview business interruption claim	(0.29)	—	—
Chilean tax reform	0.13	—	—
Loss from discontinued operations[2]	—	(1.51)	—
Other	0.39	0.32	0.04
Adjusted basic earnings per share	$5.23	$9.25	$5.74
Notes:
1.Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
3.Amounts for the year ended December 31, 2021 are as previously reported.

Teck 2023 Management’s Discussion and Analysis

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

(Per share amounts)	2023	2022[1]	2021[3]
Diluted earnings per share from continuing operations	$4.64	$7.63	$5.31
Add (deduct):
Asset impairments (impairment reversal)	—	1.78	(0.28)
Loss on debt purchase	—	0.08	—
QB2 variable consideration to IMSA and ENAMI	0.18	0.21	0.23
Environmental costs	0.23	0.18	0.15
Inventory write-downs	0.03	0.07	—
Share-based compensation	0.16	0.34	0.18
Commodity derivatives	0.02	(0.05)	0.03
Loss (gain) on disposal or contribution of assets	(0.33)	0.01	—
Elkview business interruption claim	(0.29)	—	—
Chilean tax reform	0.13	—	—
Loss from discontinued operations[2]	—	(1.48)	—
Other	0.38	0.32	0.04
Adjusted diluted earnings per share	$5.15	$9.09	$5.66
Notes:
1.Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
3.Amounts for the year ended December 31, 2021 are as previously reported.

Teck 2023 Management’s Discussion and Analysis

Reconciliation of EBITDA, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Net Debt to Capitalization Ratio

($ in millions)	2023	2022[1]	2021[3]
Profit from continuing operations before taxes	$3,944	$6,565	$4,532
Finance expense net of finance income	162	150	210
Depreciation and amortization	1,931	1,674	1,583
EBITDA	$6,037	$8,389	$6,325
Add (deduct):
Asset impairments (impairment reversal)	—	1,234	(215)
Loss on debt purchase	—	58	—
QB2 variable consideration to IMSA and ENAMI	156	188	141
Environmental costs	168	128	108
Inventory write-downs	26	50	1
Share-based compensation	107	236	125
Commodity derivatives	12	(35)	22
Loss (gain) on disposal or contribution of assets	(244)	9	—
Elkview business interruption claim	(221)	—	—
EBITDA from discontinued operations[2]	—	(811)	—
Other	326	122	66
Adjusted EBITDA	$6,367	$9,568	$6,573

Total debt at year-end	$7,595	$7,738	$8,068
Less: cash and cash equivalents at year-end	(744)	(1,883)	(1,427)
Net debt	$6,851	$5,855	$6,641
Debt to adjusted EBITDA ratio	1.2	0.8	1.2
Net debt to adjusted EBITDA ratio	1.1	0.6	1.0
Equity attributable to shareholders of the company	$26,988	$25,473	$23,005
Other financial obligations	$268	$441	$257
Adjusted net debt to capitalization ratio	0.20	0.19	0.22
Notes:
1.Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
3.Amounts for the year ended December 31, 2021 are as previously reported.

Teck 2023 Management’s Discussion and Analysis

Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2023	2022	2021
Gross profit	$5,143	$8,571	$5,214
Depreciation and amortization	1,931	1,674	1,487
Gross profit before depreciation and amortization	$7,074	$10,245	$6,701

Reported as:
Copper
Highland Valley Copper	$391	$738	$883
Antamina	899	1,021	992
Carmen de Andacollo	44	73	209
Quebrada Blanca	(61)	8	42
Other	(8)	(3)	—
	1,265	1,837	2,126

Zinc
Trail Operations	103	(18)	84
Red Dog	611	1,060	822
Other	(6)	2	12
	708	1,044	918

Steelmaking coal	5,101	7,364	3,657
Gross profit before depreciation and amortization	$7,074	$10,245	$6,701

Teck 2023 Management’s Discussion and Analysis

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2023	2022
Revenue as reported	$3,425	$3,381
Less:
Quebrada Blanca revenue as reported	(595)	(105)
By-product revenue (A)	(397)	(456)
Smelter processing charges (B)	156	140
Adjusted revenue	$2,589	$2,960

Cost of sales as reported	$2,713	$1,982
Less: Quebrada Blanca cost of sales as reported	(737)	(103)
	$1,976	$1,879
Less:
Depreciation and amortization	(472)	(432)
Labour settlement charges	(9)	(33)
By-product cost of sales (C)	(125)	(101)
Adjusted cash cost of sales (D)	$1,370	$1,313

Payable pounds sold (millions)[1] (E)	498.0	568.0
Per unit amounts — CAD$/pound
Adjusted cash cost of sales (D/E)	$2.75	$2.31
Smelter processing charges (B/E)	0.31	0.25
Total cash unit costs — CAD$/pound	$3.06	$2.56
Cash margins for by-products — ((A−C)/E)	(0.54)	(0.63)
Net cash unit costs — CAD$/pound	$2.52	$1.93

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.30
Per unit amounts — US$/pound
Adjusted cash cost of sales	$2.04	$1.78
Smelter processing charges	0.23	0.19
Total cash unit costs — US$/pound	$2.27	$1.97
Cash margins for by-products	(0.40)	(0.48)
Net cash unit costs — US$/pound	$1.87	$1.49

Notes:
1.Excludes Quebrada Blanca sales.
2.Average period exchange rates are used to convert to US$ per pound equivalent.

Teck 2023 Management’s Discussion and Analysis

Zinc Unit Cost Reconciliation (Mining Operations1)

(CAD$ in millions, except where noted)	2023	2022
Revenue as reported	$3,051	$3,526
Less:
Trail Operations revenues as reported	(1,992)	(2,059)
Other revenues as reported	(6)	(11)
Add back: Intra-segment revenues as reported	543	655
	$1,596	$2,111
By-product revenues (A)	(320)	(260)
Smelter processing charges (B)	365	297
Adjusted revenue	$1,641	$2,148

Cost of sales as reported	$2,651	$2,755
Less:
Trail Operations cost of sales as reported	(1,994)	(2,152)
Other costs of sales as reported	(12)	(9)
Add back: Intra-segment purchases as reported	543	655
	$1,188	$1,249
Less:
Depreciation and amortization	(203)	(198)
Royalty costs	(262)	(461)
By-product cost of sales (C)	(126)	(65)
Adjusted cash cost of sales (D)	$597	$525

Payable pounds sold (millions) (E)	1,042.8	1,088.9
Per unit amounts — CAD$/pound
Adjusted cash cost of sales (D/E)	$0.57	$0.48
Smelter processing charges (B/E)	0.35	0.27
Total cash unit costs — CAD$/pound	$0.92	$0.75
Cash margins for by-products — ((A−C)/E)	(0.18)	(0.18)
Net cash unit costs — CAD$/pound	$0.74	$0.57

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.30
Per unit amounts — US$/pound
Adjusted cash cost of sales	$0.42	$0.37
Smelter processing charges	0.26	0.21
Total cash unit costs — US$/pound	$0.68	$0.58
Cash margins for by-products	(0.13)	(0.14)
Net cash unit costs — US$/pound	$0.55	$0.44

Notes:
1.Red Dog Mining Operations.
2.Average period exchange rates are used to convert to US$ per pound equivalent.

Teck 2023 Management’s Discussion and Analysis

Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2023	2022
Cost of sales as reported	$4,504	$4,008
Less:
Transportation (A)	(1,165)	(1,053)
Depreciation and amortization	(1,070)	(963)
Elkview shutdown (B)	—	(14)
Adjusted site cash cost of sales (C)	$2,269	$1,978
Tonnes sold (millions) (D)	23.7	22.2
Per unit amounts — CAD$/tonne
Adjusted site cash cost of sales (C/D)	$96	$89
Transportation costs (A/D)	49	47
Elkview shutdown (B/D)	—	1
Unit costs — CAD$/tonne	$145	$137

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.30
Per unit amounts — US$/tonne
Adjusted site cash cost of sales	$71	$68
Transportation	36	36
Unit costs — US$/tonne	$107	$104
Note:
1.Average period exchange rates are used to convert to US$/tonne equivalent.

Teck 2023 Management’s Discussion and Analysis

Cautionary Statement on Forward-Looking Statements
This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; execution of the planned separation of Teck’s base metals and steelmaking coal businesses, including the ability to satisfy the closing conditions, including receipt of regulatory approvals, and expected timing of the closing of the Glencore transaction; timing and cost of completion and ramp-up of the QB2 project, including the molybdenum plant and port facilities; sufficiency of shipping capacity through existing alternate shipping arrangements; QB2 capital cost guidance and expectations for capitalized ramp-up costs; expectation of reduced CO2 emissions in our steelmaking coal supply chain for shipments handled by NORDEN and Oldendorff; expectations with respect to continued operation near design throughput capacity at QB; expectations regarding future remediation costs at our operations and closed operations; timing of and our ability to implement a solution related to water restrictions at Carmen de Andacollo Operations; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization of growth capital; expectations regarding our QB Asset Expansion studies; expectations regarding advancement of our copper growth portfolio, including advancement of study, permitting, and engineering work and completion of updated cost estimates at our San Nicolás, Zafranal and HVC Mine Life Extension projects as applicable; the completion of an updated feasibility study for the Zafranal copper-gold project; expectations for advancement of the regulator-led review of MIA-R at San Nicolás; our ability to renew or re-establish key permits at NewRange Copper Nickel; expectations for advancement of prefeasibility work for the NorthMet project; the advancement of prefeasibility study work at the Galore Creek project;our ability to obtain the permits and approvals required to advance the San Nicolás project; our ability to implement the Elk Valley Water Quality Plan and other water quality initiatives; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity and further reductions of selenium in the Elk Valley watershed and the Koocanusa Reservoir; projected spending, including capital and operating costs in 2024 and later years on water treatment, water management and incremental measures associated with the Direction; timing of advancement and completion of key water treatment projects; expectations regarding Trail Operations; expectations regarding advancement of our zinc growth portfolio; our expectation that we will increase our water treatment capacity to 150 million litres per day by the end of 2026; expectations regarding engagement with U.S. regulators on water quality standards; expectations regarding finance and general and administration expenses in 2024; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; our ability to obtain

Teck 2023 Management’s Discussion and Analysis

additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the headings “Guidance” and “Outlook” and as discussed elsewhere in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; our ability to satisfy the closing conditions of the Glencore transaction; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 800-850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and

Teck 2023 Management’s Discussion and Analysis

subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during remaining commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, commissioning and commercial production are dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated, including any impacts of

Teck 2023 Management’s Discussion and Analysis

absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this document and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

Teck 2023 Management’s Discussion and Analysis